

11008801



ACLARA







ESCO TECHNOLOGIES INC. 2011 ANNUAL REPORT









UTILITY SOLUTIONS

The Utility Solutions Group enhances utility performance, delivering critical data and transforming it into actionable intelligence for both utilities and the customers we serve. Aclara's proven technologies provide robust networks and



enterprise data management, data analytics and efficiency tools that allow utilities and consumers to better manage their resources. Doble is the benchmark for diagnostic test instruments, consulting and testing services with a knowledge base that spans nearly 100 years.

FILTRATION/FLUID FLOW

PTI Technologies Inc., VACCO Industries and Crissair Inc. design and manufacture highly engineered filtration and fluid flow products. We provide value-added solutions to technically demanding customers across the aviation, space, defense



and industrial markets. These highly engineered products are provided directly to OEMs or as line replaceable units for commercial and military aircraft, U.S. Navy submarines, space launch vehicles, satellites, as well as various medical and industrial applications.

RF SHIELDING & TEST

ETS-Lindgren is the industry leader in providing RF Shielding and Test customers with innovative solutions for the detection, measurement and management of electromagnetic, magnetic and acoustic energy. In the growing consumer electronics market, ETS-



Lindgren serves the testing needs of hundreds of global manufacturers by providing solutions that verify product compliance with industry and government standards. Our market leadership and global presence make it ideally positioned to meet new customer demand well into the future.

We are pleased with the way we ended 2011 as we closed out the year at the top end of our projected sales and EPS ranges. At the start of the year, we expected sales and EPS growth between 10 and 15 percent, and we delivered on our commitments as sales increased 14 percent, and EPS increased 16 percent compared to 2010.

Considering the challenges faced in today's global economy, and the fact that two of our largest and most profitable AMI contracts were nearing completion, we were still able to deliver record sales and earnings in 2011. Our sales growth, despite these challenges, further validated our three segment business strategy as Filtration sales increased 39 percent, Test sales increased 28 percent, and Utility Solutions Group sales increased slightly.



Alyson S. Barclay, Senior Vice President, Secretary, and General Counsel; Gary E. Muenster, Executive Vice President and Chief Financial Officer; and Victor L. Richey, Chairman, Chief Executive Officer, and President

These sales increases resulted in stronger earnings as we delivered EPS of $1.95 in 2011 compared to $1.68 per share in 2010. This earnings strength was the result of our market-leading positions in all three segments, and our ability to successfully execute on our projects. ESCO's performance over the last several years supports our belief that we are pursuing the right core strategies to deliver on our commitments.

Regarding our outlook for 2012 and beyond, we remain extremely positive about our future. Our sales and earnings visibility over the next two or three years has become more clearly defined, and as a result, I remain confident that we have meaningful growth opportunities across all three segments.

We feel comfortable stating that our growth over the next five years will be greater than the industry average. This above average long-term growth comes from the strong positions we currently have in the majority of our product lines and the significant investments we continue to make in new product development and global market expansion.

We expect our near-term growth to be led by the largest AMI gas project in North America, supplemented by our international growth opportunities at Aclara and Doble, and complemented by our expected domestic growth across all three operating segments.

With regard to non-organic growth, we continue to explore and evaluate acquisitions across all three platforms, with our primary focus in USG. We will remain prudent and disciplined in our approach, but with our low leverage and favorable debt pricing we can afford to be aggressive when appropriate.

Looking at our operations: Doble continues to be a bright spot for us, and I believe may not be fully appreciated by the investment community. While the electric utility industry's aging infrastructure certainly works to Doble's favor domestically, the growth opportunities internationally are even more significant. Our new products and solutions, along with our international expansion should allow Doble to realize significant sales growth over the next several years, all while maintaining EBIT margins in the mid-20s.

At Aclara, we continue to have proven leadership positions in RF fixed-network gas and water markets evidenced by our significant projects at key customers such as SoCalGas, PG&E Gas, New York City Water, Toronto Water, San Francisco Water and many others. The success realized on these large-scale AMI projects allows us to utilize these well-recognized and respected customers as references, thereby positioning us to grow in these important markets. We have also maintained our leadership position in the COOP market and continue to enhance our product offering to ensure its viability long-term.

Our Filtration and Test segments continue to make significant contributions to our current performance and future growth. Recognizing the invaluable role that Filtration and Test play in our success, we will continue to invest in these businesses to ensure their growth. The proprietary technology as well as the knowledge and talents of the employees in these operating segments have cemented our market position with all of the key customers served.

ESCO's customers recognize the benefits of working with a company that is supported by a strong financial and ethical foundation. As a result, ESCO has grown into a globally recognized, customer-focused solutions provider. We take great pride in our sales and customer service ef-

GLOBAL REACH

With operations in 27 locations around the world, the businesses of ESCO Technologies serve markets in more than 80 countries on six continents.

■ Markets Served

ESCO Operations

North America
Cedar Park, TX
Durant, OK
Glendale Heights, IL
Greenwood Village, CO
Huntley, IL
Minocqua, WI
Oxnard, CA
Palmdale, CA
Raleigh, NC
Solon, OH
South El Monte, CA
St. Louis, MO
Watertown, MA
Wellesley, MA

South America
São Paulo, Brazil

Europe
Dresden, Germany
Eura, Finland
Guildford, England
Luxembourg, Luxembourg
Stevenage, England
Taufkirchen, Germany
Trondheim, Norway

Africa
Pietermaritzburg, South Africa

Asia
Bangalore, India
Beijing, China
Tokyo, Japan

Australia
New South Wales, Australia



forts across the Company as we constantly work with our customers to create high-demand, next-generation products and solutions that consistently exceed expectations. We do this by leveraging our unique combination of broad engineering capabilities, significant market knowledge, and the creativity of our employees.

This solutions-focused approach has allowed us to report compound aggregate growth in sales and EPS of approximately 12 percent and 14 percent, respectively over the last five years.

As we look to the future, we are confident we have the right strategies in place, coupled with multiple opportunities for growth across our operating platforms, which should allow us to achieve our unwavering goal of providing a significant return to our shareholders.

In closing, I'd like to thank our employees and management teams for their dedication which is critical to our success, the Board of Directors for their counsel and guidance, and our shareholders for their continued support.



Vic Richey
Chairman, Chief Executive Officer, & President



Gary Muenster
Executive Vice President & Chief Financial Officer

November 29, 2011

Aclara and Doble Engineering have helped utility customers improve operations and optimize system performance for decades. Aclara is an industry leader in advanced metering infrastructure solutions and analytics for gas, water, and electric utilities. Doble serves utilities and industrial power users worldwide with specialized diagnostic instruments to optimally manage and operate critical energy infrastructure assets including transformers, generators and power system engineering applications.

ACLARA: Electric, gas and water utilities are increasingly dependent on smart-data solutions that offer a consistent view of customer requirements, monitor the health and optimal utilization of assets, deliver critical metrics, and apply advanced analytics to ensure peak performance and efficiency. Aclara delivers data-driven solutions that include advanced networks, utility and consumer data-analytics and engagement tools, and standards-based integration of enterprise systems.

NETWORKS THAT DELIVER: Aclara's AMI solutions, the TWACS® and STAR® Network systems, as well as its Acendant™ wide-area network provide utilities with proven choices to gather, transmit, and maintain the data needed to make informed operational decisions and ensure the highest levels of service. Our deployments deliver industry-leading performance regardless of utility type or terrain, and range in size from rural cooperatives to the largest fully functional AMI network in North America.

ANALYTICS THAT ENHANCE: Utilities collect more data in one month today than they collected in 15 years prior to recent enhancements in data networks. Aclara's meter-data-management solutions and advanced analytic applications help utilities understand and apply this data to achieve significant improvements in system performance, efficiency and customer communications. Aclara's Xtensible Solutions makes it possible for utilities to share data between critical enterprise systems through secure, standards-based connections.

APPLICATIONS THAT ENGAGE: Aclara's industry-leading consumer-engagement solutions do more than connect and inform. By presenting high-quality information in formats that consumers understand, Aclara's platform helps them more effectively manage resource usage. Aclara's solutions are employed by numerous utilities with highly ranked consumer-engagement programs.

Aclara's network solutions are field tested and proven to perform regardless of utility type or environment. Our networks are built to integrate with the widest array of meter types in the industry. Advanced data analytics lead utilities to new levels of efficiency and provide consumers with real information to make real choices.




ACLARA






CUBIC
FEET



SOLUTIONS THAT DELIVER: Aclara produces a highly effective, comprehensive suite of products that delivers and converts raw device data into actionable intelligence. Our solutions help utilities improve operations and allow consumers to make informed decisions about gas, water, or electricity usage.

DOBLE ENGINEERING: Founded in 1920, Doble offers diagnostic instruments and services, and maintains the world's premier library of statistically significant apparatus test results for energy generation and delivery companies and industrial power users worldwide. Doble has a reputation for excellence, earned through the expertise of its engineers and the quality of its products and services.

DIAGNOSTIC TEST INSTRUMENTS: Unsurpassed cumulative knowledge and field testing experience have enabled Doble to develop diagnostic test instruments that accurately assess electrical apparatus conditions to minimize risk and maximize performance of critical assets. With products engineered to perform consistently despite rough handling and harsh field conditions, Doble instruments are legendary for reliability in the field.

CONSULTING AND TESTING SERVICES: With advanced R&D/Testing laboratories specializing in energy infrastructure, Doble offers expert opinions, maintenance recommendations and more than 200 different analytical tests to clients. More than 5,500 customers receive Doble's unbiased independent diagnosis and assessment of critical energy infrastructure assets. Doble consultants are known as the preeminent worldwide experts in the assessment of critical power distribution assets.

ACCESS TO KNOWLEDGE: Staffed with one of the largest transformer design programs in the world, specializing in transformer and power system engineering, Doble provides expert services supported by a premier library of apparatus test results. Doble's *KnowledgeBase* contains more than 25 million test results on more than 350,000 types of electrical apparatus, manufacturers' service advisories, and thousands of documented client experiences in the form of technical reports, case studies and presentations. For customers, Doble hosts the longest running (78 years) technical conference series on energy infrastructure asset management in the industry.

As a trusted partner to utilities, Doble has worked together with its customers for nearly a century to keep electricity flowing. From its highly regarded test instruments for evaluating high-voltage power apparatus to its invaluable annual Technical Conference Series, Doble is the worldwide leader in supporting the electric utility industry.















With a focus on engineering and operational excellence, the Company's Filtration/Fluid Flow business continues to turn innovation into growth across all served markets. In doing so, Crissair Inc. (Crissair), PTI Technologies Inc. (PTI) and VACCO Industries (VACCO) are recognized as well established leaders at providing winning solutions to a diverse group of technically demanding, solution-oriented end markets that include commercial aerospace, space and defense, satellite communications, medical, industrial and automotive.

AEROSPACE, SPACE AND DEFENSE: Success in providing highly engineered products directly to OEMs, or line replaceable after-market units and spares to support the worldwide aircraft fleet, is the product of recognizing that success is best measured by the solution that most comprehensively addresses the customer's needs. Embracing mutual commitment and collaboration with our customers to achieve that end has resulted in our proprietary products being utilized throughout the aerospace, space and defense industries, from submarines to aircraft to space vehicles exploring Mars and beyond. Examples of this success include: PTI and Crissair filtration and fluid flow control equipment for the Airbus A350XWB aircraft main hydraulics and landing gear systems; VACCO's proprietary "quiet design" air-reducing manifold stations and air and water flow control valves for the Virginia Class submarine program; VACCO's T-700 anti-icing valves for the Black Hawk helicopter program; as well as filters, valves and other fluid controls equipment being utilized on many major aerospace, space and defense programs.



INDUSTRIAL: With a focus on increased value, the tenets of success for the served industrial markets align with the Company's core of solution-oriented excellence. Whether maintaining an existing product position or strategically pursuing new markets, technical superiority and next generation innovations are the keys to continued growth in these markets. Ranging from filter housings and elements to valves, the Company's industrial products are used in power generation and chemical processing plants, in heavy equipment for construction and transportation, and in the medical and petrochemical markets.

Our wide range of highly engineered filtration and fluid control products include regulators, assemblies, manifolds, filters, filter elements, disconnects, components and various types of valves. We service our global customer base through our extensive sales and distribution network.











Increased demand for consumer electronic products, along with our global expansion, is driving ETS-Lindgren's growth. Manufacturers recognize ETS-Lindgren's innovative test and measurement solutions that verify product compliance with industry and government standards.

With the recent acquisition of EMV GmbH near Munich, Germany, ETS-Lindgren added a leading supplier of highly regarded products and services to its RF Shielding & Test Group and greatly increased its sales and support presence in this important geographic region.

Globally, the Company's growing manufacturing and customer support facilities in Asia, Europe, and North and South America are ideally positioned to serve customers in the world's top economies.

EMC, RF AND ACOUSTIC MEASUREMENT SYSTEMS: As an end-to-end integrated supplier, ETS-Lindgren provides a seamless measurement system that includes the test chamber, instrumentation and test automation software. When testing a product to document performance, manufacturers, whether of wireless devices, automobiles, computers or household appliances, are assured of accurate, reliable test data. Recently, ETS-Lindgren expanded its product offerings for the defense industry to address intentional electromagnetic interference. In the acoustic industry, the Company provides test chambers and services for manufacturers to assess the sound quality of their products.



WIRELESS TEST SOLUTIONS: The proliferation of smart phones has created demand for the development of integrated test systems to verify performance of multiple applications in one wireless device. With its engineers actively contributing to industry standards for over-the-air performance testing of wireless devices with GPS navigation, Wi-Fi, web browsing and more, ETS-Lindgren is uniquely positioned to offer test solutions to meet these evolving standards.

MRI ENCLOSURES AND SERVICES: As MRI technology progresses with higher performance magnets, demand for patient safety and image clarity increases. ETS-Lindgren addresses patient safety with a specialty alarm providing visual and audio warning if the presence of dangerous ferrous material is detected. To ensure optimal image clarity, the Company offers RF shielded MRI enclosures with specialty doors and windows as well as consulting services to determine ideal siting of the magnet.

ETS-Lindgren is a global manufacturer of components and systems that identify, measure and control magnetic, electromagnetic, and acoustic energy. The company's products are used for electromagnetic compatibility (EMC), microwave and wireless testing, electromagnetic field (EMF) measurement, radio frequency (RF) personal safety monitoring, magnetic resonance imaging (MRI), and control of acoustic environments.



The ESCO Technologies Foundation is dedicated to providing support to children and families in the communities where ESCO has operations. Each of the organizations highlighted below is supported financially by the Foundation as well as by the volunteer efforts of our employees.

CRADLES TO CRAYONS (C2C) (Boston, MA) provides homeless and low-income children with many of the essential items they need to feel safe, warm and ready to learn. C2C collects donations of new and "lightly used" items and distributes them to children so that they have shoes that fit, coats and gloves for the harsh northeastern winters, backpacks for school and much more. In 2011 the Foundation supported their "Gear Up for Winter" initiative that provides winter clothing items to children in need. In addition, employees of ESCO's Aclara division volunteered at their "Giving Factory" headquarters.







ACHIEVEMENT CENTERS FOR CHILDREN (Cleveland, OH) provides support to children with disabilities and their families. Their mission is to help strengthen the abilities of each child and create opportunities for lifelong achievement in society. Camp Cheerful is one program they offer that enables disabled children to enjoy traditional summer camp activities in a barrier-free environment that encourages confidence and independence. The Foundation provides "camperships" to children with financial need and Aclara employees volunteer annually to help clean and prepare the camp for the summer season.

DE LA SALLE MIDDLE SCHOOL and **REVITALIZATION 2000 (R2K)** are St. Louis-based charities supported annually by the Foundation. These two organizations (featured in pictures above) work hand-in-hand in the Ville neighborhood of north St. Louis. This neighborhood has experienced a long and serious decay over the years and today struggles with poverty and violence that impede safety and stability. De La Salle and R2K are working to revitalize this neighborhood by building bridges across ethnic boundaries and into the broader metropolitan community.

Most students enter De La Salle Middle School from a struggling inner city public education system and are substantially below grade level. De La Salle offers a quality education with small class sizes, an extended academic day and year, intensive individual attention and a focus on core skills of reading and math. After graduation, De La Salle helps guide students in their choice of a public, vocational or private high school. They assist students in finding scholarships and the financial means to attend these schools. Their success relies on the dedication of their staff plus volunteer and financial support from across the region.

R2K augments the De La Salle classroom educational experience through offering a robotics program and a matching savings program for students. Extending its reach into the community, R2K sponsors a neighborhood youth work program and oversees a community garden. R2K is unique in its operation of a home (Claver House) and volunteer program for university students and young adults from across the country interested in serving and experiencing life in this urban setting. They also sponsor volunteer events where high school and university students from throughout the Midwest perform service work and witness first-hand the challenges of living in poverty.

The Foundation supports both these organizations with donations, while our employees provide hands-on assistance in operating the robotics and community outreach programs.

To make a tax-deductible contribution or to learn more about the Foundation, please call 314-213-7277 or visit our website at www.escotechnologiesfoundation.org.

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto. The years 2011, 2010 and 2009 represent the fiscal years ended September 30, 2011, 2010 and 2009, respectively, and are used throughout the document.

Introduction

ESCO Technologies Inc. and its wholly owned subsidiaries (ESCO, the Company) are organized into three reportable operating segments: Utility Solutions Group (USG), RF Shielding and Test (Test), and Filtration/Fluid Flow (Filtration). The Company's business segments are comprised of the following primary operating entities:

- ***USG:*** Aclara Power-Line Systems Inc. (Aclara PLS), Aclara RF Systems Inc. (Aclara RF), Aclara Software Inc., (Aclara Software), collectively (Aclara); and Doble Engineering Company (Doble),
- ***Test:*** EMC Group companies consisting primarily of ETS-Lindgren L.P. (ETS) and Lindgren R.F. Enclosures, Inc. (Lindgren), and
- ***Filtration:*** PTI Technologies Inc. (PTI), VACCO Industries (VACCO), Crissair, Inc. (Crissair) and Thermoform Engineered Quality LLC (TEQ) (formerly named TekPackaging LLC).

USG: Aclara is a proven supplier of special purpose fixed-network communications systems for electric, gas and water utilities, including hardware and software to support advanced metering applications. Aclara's STAR® Network system and TWACS® technology provide advanced radio-frequency (RF) and power-line (PLS) based fixed-network technologies proven to meet the wide-ranging data communications requirements of utilities worldwide. Aclara Software applications add value across the utility enterprise, addressing meter and energy data management, distribution planning and operations, customer service, revenue management and integration solutions. Doble provides high-end, intelligent diagnostic test solutions for the electric power delivery industry and is a leading supplier of power factor and partial discharge testing instruments used to assess the integrity of high-voltage power delivery equipment.

Test: The EMC Group is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy.

Filtration: The companies within this segment primarily design and manufacture specialty filtration products including hydraulic filter elements used in commercial aerospace applications, unique filter mechanisms used in micro-propulsion devices for satellites and custom designed filters for manned and unmanned aircraft and submarines.

ESCO continues to operate with meaningful growth prospects in its primary served markets and with considerable financial flexibility. The Company continues to focus on new products that incorporate proprietary design and process technologies. Management is committed to delivering shareholder value through internal growth, ongoing performance improvement initiatives, and acquisitions.

Highlights of 2011 Operations

- Sales, net earnings and diluted earnings per share were $693.7 million, $52.5 million and $1.95 per share, respectively, compared to sales, net earnings and diluted earnings per share of $607.5 million, $44.8 million and $1.68 per share in 2010.
- Net cash provided by operating activities was approximately $76 million compared to $67 million in 2010.
- At September 30, 2011, cash on hand was $34.2 million; outstanding debt was $125 million, for a net debt position of approximately $91 million. (Net debt position is defined as total debt less net cash.)
- 2011 entered orders were $676.1 million resulting in a book-to-bill ratio of approximately 1.0x. Backlog at September 30, 2011, was $343.1 million.
- Gross margins in the fourth quarter of 2011 were negatively impacted by $6.5 million in charges related to the write-down of certain Aclara inventory which was determined to be obsolete as next generation Advanced Metering Infrastructure (AMI) products are currently being offered for sale.
- Other (income) expenses, net in 2011, was favorably impacted by $7.6 million in gains related to the revaluation of an earnout liability associated with a previous acquisition.
- In June 2011, the Company signed an agreement with Southern California Gas Co. (SoCalGas), a subsidiary of Sempra Energy, for its Aclara RF STAR® Network in connection with SoCalGas' AMI project. SoCalGas' project currently includes plans for deployment of Aclara's integrated hardware, software and network architecture solution to over six million customers throughout its service territory. The Company recorded $20 million in initial orders related to this agreement in 2011.
- Aclara PLS received an additional $21 million order to supply products to Mexico's electric utility, Federal Commission of Electricity (CFE), related to CFE's electric AMI deployment and recorded $33 million in sales from this customer in 2011.
- The Company received $17 million of orders in 2011 and recorded $24 million in sales to Pacific Gas & Electric Company (PG&E) related to its gas AMI deployment. Cumulative-to-date orders from PG&E for the gas AMI deployment total 4.8 million units and $268 million through September 30, 2011.

- On February 28, 2011, the Company acquired EMV GmbH (EMV) for $5 million. EMV provides turnkey systems and shielded environments for research, development and quality assurance testing of electronic equipment within the Test segment.
- The Company declared dividends of $0.32 per share, totaling $8.5 million in payments during 2011.

Results of Continuing Operations

NET SALES

	Fiscal year ended			Change	Change
(Dollars in millions)	**2011**	2010	2009	**2011 vs. 2010**	2010 vs. 2009
USG	**$349.6**	348.3	374.0	**0.4%**	(6.9)%
Test	**176.5**	138.4	138.4	**27.5%**	— %
Filtration	**167.6**	120.8	106.7	**38.7%**	13.2 %
Total	**$693.7**	607.5	619.1	**14.2%**	(1.9)%

USG

The net sales increase of $1.3 million, or 0.4%, in 2011 as compared to the prior year was due to: a $21.8 million increase in net sales from Aclara PLS primarily due to higher shipments to CFE; an $11.7 million increase in net sales from Doble driven by higher product shipments; a $3.3 million increase in net sales from Aclara Software mainly due to the Xtensible acquisition (acquired September 3, 2010); partially offset by a $32 million decrease in net sales from Aclara RF related to the PG&E gas project and a $10 million decrease for the New York City water project as both near completion.

The net sales decrease of 6.9%, or $25.7 million in 2010 as compared to 2009 was due to: a $50.4 million decrease in net sales from Aclara RF due to lower AMI gas product deliveries at PG&E; partially offset by an $18.2 million increase in net sales from Aclara PLS due to higher shipments to CFE, Colombia's utility EMCALI EICE ESE (EMCALI) and the Puerto Rico Electric Power Authority (PREPA); and a $6.7 million increase in net sales from Doble driven by an increase in service and product revenues.

The Company's total sales to PG&E were $24 million in 2011, $55.9 million in 2010 (representing approximately 9% of the Company's consolidated net sales), and $106.2 million in 2009 (representing approximately 17% of the Company's consolidated net sales).

Test

The net sales increase of $38.1 million, or 27.5%, in 2011 as compared to the prior year was due to: a $15.5 million increase in net sales from the segment's U.S. operations mainly driven by a large project for NASA in Florida; a $17.3 million increase in net sales from the segment's European operations mainly due to the current year EMV acquisition that contributed $11 million; and a $5.4 million increase in net sales from the segment's Asian operations due to several large chamber projects in Japan.

Net sales for the segment were consistent in 2010 and 2009. However, there was a $4.1 million increase in net sales from the segment's European operations due to an improvement in the European medical business and the shipment of a large military project; a $2.9 million increase in net sales from the segment's Asian operations due to higher chamber shipments; partially offset by a $6.9 million decrease in net sales from the segment's U.S. operations driven by a decrease in small test and measurement projects domestically.

Filtration

The 38.7%, or $46.8 million increase in net sales in 2011 as compared to the prior year was due to: a $22.9 million increase in net sales from Crissair (Crissair was acquired effective July 31, 2010); a $12.7 million increase at TEQ due to higher shipments of its ear thermometer probe cover product; an $8.2 million increase in net sales from VACCO due to higher shipments of Virginia Class submarine products and defense spares shipments; and a $3 million increase at PTI driven by higher shipments of aerospace assemblies and elements.

The 13.2%, or $14.1 million increase in net sales in 2010 as compared to 2009 was due to: a $5 million increase in net sales at PTI due to higher shipments of aerospace assemblies and elements; the acquisition of Crissair with a net sales contribution of $4 million (representing two months of sales); a $2.8 million increase in net sales at VACCO driven by higher shipments of space products; and a $2.3 million increase at TEQ due to higher sales to commercial customers.

ORDERS AND BACKLOG

New orders received in 2011 were $676.1 million as compared to $668.8 million in 2010, resulting in order backlog of $343.1 million at September 30, 2011, as compared to order backlog of $360.6 million at September 30, 2010. In 2011, the Company recorded $321.4 million of orders related to USG products, $189.1 million related to Test products, and $165.6 million related to Filtration products. Orders are entered into backlog as firm purchase order commitments are received.

In 2010, the Company recorded $369.4 million of orders related to USG products, $158.5 million related to Test products, and $140.9 million related to Filtration products (including $15.3 million related to the Crissair acquisition).

In June 2011, the Company finalized a definitive agreement with Southern California Gas Co. (SoCalGas), a subsidiary of Sempra Energy, for its AMI project. SoCalGas' project includes plans to deploy Aclara's integrated hardware, software and network architecture solution to over six million residential and most commercial natural gas customers throughout its service territory. Most of the equipment will be ordered by placement of formal purchase orders under the agreement. The Company recorded $20 million in initial orders related to this agreement in 2011.

The Company received orders from PG&E for AMI products of $17 million, $54 million and $80 million during 2011, 2010 and 2009, respectively. Cumulative-to-date orders from PG&E for the gas AMI deployment total 4.8 million units and $268 million through September 30, 2011, as the contract nears completion.

In December 2010, Aclara PLS received an additional $21 million order from Mexico's electric utility CFE for an additional 90,000 units to further expand its deployment of Aclara's TWACS® power-line technology solution.

During the first quarter of 2011, ETS-Lindgren received a $6.5 million order for an anechoic test chamber in South America that will be used to test telecommunications satellites, and a $5.4 million order in Turkey for a chamber that will be used to identify electromagnetic interference for a variety of large motorized vehicles.

2010

Aclara RF received $28 million in orders from New York City for its fixed-network AMI water project.

In December 2009, Aclara PLS received the first $21 million order to supply products to Mexico's electric utility CFE related to its electric AMI deployment and a $5 million order from Colombia's utility EMCALI for its electric AMI project.

In January 2010, Aclara RF received a contract from the Toho Water Authority of Kissimmee, Florida, related to its AMI water project with orders expected to total $9 million over a five-year deployment period. In addition, Aclara RF received a contract to supply products for the City of Toronto, Canada's, AMI water project with orders anticipated to total $34 million over a six-year deployment period. The Company also received a $13 million order from the San Francisco Public Utilities Commission related to its AMI water project.

In July 2010, VACCO finalized a $41 million contract to provide the next seven ship-sets of valves and manifolds for the U.S. Navy's Virginia Class submarine program with product deliveries from 2010 through 2014.

In August 2010, VACCO was awarded a five-year contract with orders anticipated to be valued at up to $35 million to supply T-700 anti-icing valves for use on U.S. Army UH-60 series Black Hawk helicopters.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses (SG&A) were $182.5 million, or 26.3% of net sales in 2011, $157.3 million, or 26% of net sales in 2010, and $152.4 million, or 24.6% of net sales in 2009.

The increase in SG&A expenses in 2011 as compared to the prior year was due to: an $11.4 million increase within the USG segment due to new product development, marketing and engineering expenses; a $7.7 million increase within the Test segment primarily due to the current year acquisition of EMV and SG&A to support the international marketplace expansion; and a $6.1 million increase within the Filtration segment mainly due to a full year contribution from Crissair (versus two months in 2010).

The increase in SG&A expenses in 2010 as compared to 2009 was due to increases in new product development, marketing and engineering expenses at Doble; an increase in SG&A within the Test segment to support the international marketplace expansion; and an increase within the Filtration segment due to higher engineering expenses.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets was $12 million in 2011, $11.6 million in 2010 and $19.2 million in 2009. The Company recorded $4.7 million, $4.5 million and $12.2 million in 2011, 2010 and 2009, respectively, related to Aclara PLS's TWACS NG capitalized software. Amortization of intangible assets included $4.6 million, $4.8 million and $4.7 million of amortization of acquired intangible assets related to the Company's acquisitions in 2011, 2010 and 2009, respectively. The amortization of acquired intangible assets related to the Company's acquisitions is included in the Corporate operating segment's results. The remaining amortization expenses consist of other identifiable intangible assets (primarily software, patents and licenses) and are included in the respective segment's operating results.

The decrease in amortization expense in 2010 as compared to 2009 was mainly due to the Company's TWACS NG software. During 2010, the Company re-evaluated the economic useful life of its TWACS NG capitalized software and concluded the remaining TWACS NG asset value has an expected remaining useful life of ten years, through 2019 (compared to its previous useful life of seven years).

OTHER (INCOME) EXPENSES, NET

Other (income) expenses, net, was ($5.1) million in 2011 compared to other expenses, net, of $2.9 million and $4.5 million in 2010 and 2009, respectively. The principal component in other (income) expenses, net, in 2011 was ($7.6) million of income representing a revaluation of the earnout liability related to the Xtensible acquisition. The principal item included in other expenses, net, in 2010 was $1.5 million of severance expenses. The principal item included in other expenses, net, in 2009 consisted of $2.3 million of facility exit/relocation charges incurred in connection with the move of the Aclara RF facility. There were no other individually significant items included in other (income) expenses, net, in 2011, 2010 or 2009.

EARNINGS BEFORE INTEREST AND TAXES (EBIT)

The Company evaluates the performance of its operating segments based on EBIT, which the Company defines as earnings before interest and taxes. EBIT is not a defined GAAP measure. However, the Company believes that EBIT provides investors and Management with a valuable and alternative method for assessing the Company's operating results. Management evaluates the performance of its operating segments based on EBIT and believes that EBIT is useful to investors to demonstrate the operational profitability of the Company's business segments by excluding interest and taxes, which are generally accounted for across the entire company on a consolidated basis. EBIT is also one of the measures Management uses to determine resource allocations and incentive compensation.

EBIT

	Fiscal year ended			**Change 2011**	Change 2010
(Dollars in millions)	**2011**	2010	2009	**vs. 2010**	vs. 2009
USG	**$ 54.3**	67.4	62.5	**(19.4)%**	7.8 %
% of net sales	**15.5%**	19.4%	16.7%		
Test	**18.6**	12.2	14.1	**52.5 %**	(13.5)%
% of net sales	**10.5%**	8.8%	10.2%		
Filtration	**30.8**	19.5	18.1	**57.9 %**	7.7 %
% of net sales	**18.4%**	16.1%	17.0%		
Corporate	**(24.2)**	(25.5)	(24.1)	**(5.1)%**	5.8 %
Total	**$79.5**	73.6	70.6	**8.0 %**	4.2 %
% of net sales	**11.5%**	12.1%	11.4%		

The reconciliation of EBIT to a GAAP financial measure is as follows:

(Dollars in millions)	**2011**	2010	2009
EBIT	**$79.5**	73.6	70.6
Less: *Interest expense*	**(2.5)**	(4.0)	(7.4)
Less: Income taxes	**(24.5)**	(24.8)	(13.9)
Net earnings from continuing operations	**$52.5**	44.8	49.3

USG

The $13.1 million decrease in EBIT in 2011 as compared to 2010 was due to: lower sales volumes at Aclara RF as the PG&E gas project and New York City water project both near completion; partially offset by increases in EBIT at Aclara PLS and Doble due to increased sales volumes. EBIT was negatively impacted by $6.5 million in charges related to the write-down of certain Aclara inventory which was determined to be obsolete as next generation AMI products are currently being offered for sale. EBIT was favorably impacted by a $7.6 million gain related to the revaluation of the earnout liability related to a previous acquisition.

The $4.9 million increase in EBIT in 2010 as compared to 2009 was due to: a $3 million increase in EBIT from Aclara primarily due to increased sales volumes at Aclara PLS along with a decrease in amortization for the TWACS NG capitalized software; and a $1.9 million increase in EBIT from Doble related to the increased sales volumes.

Test

The $6.4 million increase in EBIT in 2011 as compared to the prior year was due to: an increase of $4.8 million related to the segment's U.S. operations driven by the higher sales volumes; and a $1.6 million increase related to the segment's European and Asian operations also driven by additional sales volumes as mentioned earlier.

The $1.9 million decrease in EBIT in 2010 as compared to 2009 was due to: a decrease in EBIT from the Company's U.S. operations due to changes in product mix; higher SG&A expenses to support the international marketplace expansion; partially offset by a $1.4 million increase in EBIT from the Company's European and Asian operations related to the increased sales volumes.

Filtration

EBIT increased $11.3 million in 2011 as compared to the prior year mainly due to the additional sales volumes at VACCO, TEQ and PTI mentioned above as well as the full-year EBIT contribution from Crissair.

EBIT increased $1.4 million in 2010 as compared to 2009 primarily due to increased sales volumes and favorable overhead absorption at VACCO.

Corporate

Corporate operating charges included in consolidated EBIT decreased $1.3 million in 2011 as compared to 2010 mainly due to a decrease in transaction costs related to acquisition activity and lower professional fees.

Corporate operating charges included in consolidated EBIT increased $1.4 million in 2010 as compared to 2009 primarily due to transaction costs related to acquisition activity, including professional fees.

The "Reconciliation to Consolidated Totals (Corporate)" in Note 15 to the Consolidated Financial Statements represents Corporate office operating charges.

INTEREST EXPENSE, NET

Interest expense was $2.5 million in 2011, $4 million in 2010 compared to $7.4 million in 2009, respectively. The decrease in interest expense in 2011 as compared to the prior year was due to lower average interest rates (1.4% vs. 1.9%) and lower average outstanding borrowings ($143 million vs. $171 million) under the revolving credit facility. The decrease in interest expense in 2010 as compared to 2009 was due to lower average interest rates (1.9% vs. 3.3%) and lower average outstanding borrowings ($171 million vs. $211 million) under the revolving credit facility.

INCOME TAX EXPENSE

The 2011 effective tax rate was 31.8% compared to 35.6% in 2010 and 22% in 2009. The decrease in the 2011 effective tax rate as compared to the prior year was due to: the favorable impact of the research tax credit which reduced 2011 income tax expense by $1.6 million and the effective tax rate by 2% as a result of the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010; the release of uncertain tax positions as a result of the lapse of statute of limitations reduced income tax expense by $0.4 million and the effective tax rate by 0.5%; and an increase in the beneficial effect of foreign tax rates which reduced 2011 income tax expense by $0.6 million and the effective tax rate by 0.7%.

The increase in the 2010 effective tax rate as compared to 2009 was due primarily to the absence of certain items, such as the decrease in the tax liabilities related to uncertain tax positions recorded in 2009 for the fiscal years 2003 through 2007. The overall decrease in uncertain tax positions reduced 2009 income tax expense by $8.6 million and the effective tax rate by 13.6%.

Capital Resources and Liquidity

The Company's overall financial position and liquidity is strong. Working capital (current assets less current liabilities) increased to $122.5 million at September 30, 2011 from $109.4 million at September 30, 2010, due to higher cash balances on hand and higher inventory and advance payments on long-term contract balances.

The $14 million increase in inventory at September 30, 2011, was mainly due to: $7 million in the Test segment due to the current year acquisition of EMV and an increase in long-lead raw materials for new products; and $5.8 million in the Filtration segment mainly due to accelerated material receipts for VACCO's T-700 program. The $18 million increase in advance payments on long-term contracts was primarily at VACCO related to advance payments received on the Virginia Class project.

Net cash provided by operating activities from continuing operations was $75.9 million, $67 million and $77.5 million in 2011, 2010 and 2009, respectively. The increase in 2011 as compared to 2010 was primarily due to an increase in net earnings and lower operating working capital requirements.

Capital expenditures were $13.7 million, $13.4 million and $9.3 million in 2011, 2010 and 2009, respectively. The increase in 2010 as compared to 2009 was due to approximately $4.5 million for manufacturing equipment and new ERP software within the Filtration segment. There were no commitments outstanding that were considered material for capital expenditures at September 30, 2011. In addition, the Company incurred expenditures for capitalized software of $14.2 million, $8.8 million and $5 million in 2011, 2010 and 2009, respectively. The increase in 2011 as compared to the prior years was primarily due to a $3 million increase within the USG segment related to software development for new products.

The Company made required pension contributions of $5.2 million, $1.4 million and $2 million in 2011, 2010 and 2009, respectively.

ACQUISITIONS

2011

On February 28, 2011, the Company acquired the capital stock of EMV Elektronische Messgerate Vertriebs - GmbH, together with its subsidiary EMSCREEN Electromagnetic Screening GmbH (collectively, EMV) for a purchase price of approximately $5 million, inclusive of cash acquired. EMV, with operations in Taufkirchen, Germany, provides turnkey systems and shielded environments for research, development and quality assurance testing of electronic equipment. EMV's operating results, since the date of acquisition, are included within the Test segment and the Company recorded approximately $4.8 million of goodwill as a result of the transaction.

2010

Effective July 31, 2010, the Company acquired the capital stock of Crissair, Inc. (Crissair) for a purchase price of approximately $27 million, net of cash acquired. Crissair, headquartered in Palmdale, California, is a manufacturer of high-quality hydraulic, fuel and pneumatic system components for the aerospace industry. The operating results for Crissair, since the date of acquisition, are included within the Filtration segment. The Company recorded approximately $9 million of goodwill as a result of the transaction, $4.3 million of trade names and $7.4 million of amortizable identifiable intangible assets consisting of customer relationships.

On September 3, 2010, the Company acquired the capital stock of Xtensible Solutions, Inc. (Xtensible) for a purchase price of approximately $4 million in cash plus contingent consideration. Xtensible is a provider of information management and integration solutions to the utility industry worldwide and its operating results, since the date of acquisition, are included within Aclara Software in the USG segment. The agreement includes contingent consideration based on target revenues to be paid out over the next three and one-half years from the date of acquisition. The Company recorded approximately $15 million of goodwill as a result of the transaction. During 2011, the Company revalued the earnout obligation based on current forecasted revenues and recorded a $7.6 million gain in Other (income) expenses, net.

2009

On September 21, 2009, the Company acquired a minority interest in Firetide, Inc. for $4 million in cash. Firetide, Inc. is a provider of wireless infrastructure mesh network management systems which will enable communications with other Smart Grid assets and this technology will be used in Aclara's Acendant Network solution. This investment is accounted for under the cost method and is included in Other assets on the Company's Consolidated Balance Sheet as of September 30, 2011 and 2010.

On July 2, 2009, the Company acquired certain assets of Complus Systems Pvt Ltd. (Complus) in India for approximately $1.2 million in cash and formed a new Indian entity. The entity operates as ETS-India and its operating results, since the date of acquisition, are included within the Test segment.

All of the Company's acquisitions have been accounted for using the purchase method of accounting, and accordingly, the respective purchase prices were allocated to the assets (including intangible assets) acquired and liabilities assumed based on estimated fair values at the date of acquisition. The financial results from these acquisitions have been included in the Company's financial statements from the date of acquisition.

BANK CREDIT FACILITY

At September 30, 2011, the Company had approximately $190 million available to borrow under its credit facility, plus a $50 million increase option, in addition to $34.2 million of cash on hand. At September 30, 2011, the Company had outstanding borrowings of $125 million, and outstanding letters of credit of $15 million. The Company classified $50 million as the current portion of long-term debt as of September 30, 2011, as the Company intends to repay this amount within the next twelve months; however, the Company has no contractual obligation to repay such amount during the next twelve months. The Company's ability to access the additional $50 million increase option of the credit facility is subject to acceptance by participating or other outside banks. The credit facility has a maturity date of November 30, 2012. The Company intends to refinance its credit facility during 2012.

Cash flow from operations and borrowings under the bank credit facility are expected to provide adequate resources to meet the Company's capital requirements and operational needs for the foreseeable future.

The credit facility requires, as determined by certain financial ratios, a facility fee ranging from 15 to 25 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the LIBOR or based on the prime rate, at the Company's election. The credit facility is secured by the unlimited guaranty of the Company's material domestic subsidiaries and a 65% pledge of the material foreign subsidiaries' share equity. The financial covenants of the credit facility include a leverage ratio and an interest coverage ratio. As of September 30, 2011, the Company was in compliance with all bank covenants.

DIVIDENDS

During 2010, the Company initiated a quarterly cash dividend payable at an annual rate of $0.32 per share. The Company paid $8.5 million of dividends in 2011.

OUTLOOK — 2012

Management expects 2012 consolidated revenues to increase in the low-to-mid single digits compared to 2011. EPS is expected to grow five to ten percent in 2012 compared to 2011. In addition, the 2012 effective tax rate is projected to be between 33% and 35%. On a quarterly basis, Management expects 2012 revenues and EPS to be more second-half weighted.

CONTRACTUAL OBLIGATIONS

The following table shows the Company's contractual obligations as of September 30, 2011:

(Dollars in millions)	Payments due by period				
Contractual Obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-Term Debt Obligation	$125.0	—	125.0	—	—
Estimated Interest Payments[1]	4.8	2.2	2.6	—	—
Operating Lease Obligations	27.2	7.6	11.6	4.7	3.3
Purchase Obligations[2]	11.5	10.9	0.6	—	—
Total	$168.5	20.7	139.8	4.7	3.3

[1] Estimated interest payments for the Company's debt obligations were calculated based on Management's determination of the estimated applicable interest rates and payment dates.

[2] A purchase obligation is defined as a legally binding and enforceable agreement to purchase goods and services that specifies all significant terms. Since the majority of the Company's purchase orders can be cancelled, they are not included in the table above.

As of September 30, 2011, the Company had $3.6 million of liabilities for uncertain tax positions. The unrecognized tax benefits have been excluded from the table above due to uncertainty as to the amounts and timing of settlement with taxing authorities.

The Company has no off-balance-sheet arrangements outstanding at September 30, 2011.

SHARE REPURCHASES

In July 2010, the Company's Board of Directors extended its previously authorized open market common stock repurchase program of the Company's shares at a value not to exceed $30 million, subject to market conditions and other factors which covers the period through September 30, 2012. There were no stock repurchases during 2011, 2010 or 2009.

PENSION FUNDING REQUIREMENTS

The minimum cash funding requirements related to the Company's defined benefit pension plans are estimated to be approximately $3.4 million in 2012, approximately $4.4 million in 2013 and approximately $4.8 million in 2014.

OTHER

Management believes that, for the periods presented, inflation has not had a material effect on the Company's results of operations.

The Company is currently involved in various stages of investigation and remediation relating to environmental matters. Based on current information available, Management does not believe the aggregate costs involved in the resolution of these matters will have a material adverse effect on the Company's operating results, capital expenditures or competitive position.

Market Risk Analysis

MARKET RISK EXPOSURE

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign currency exchange rates. The Company is exposed to market risk related to changes in interest rates and selectively uses derivative financial instruments, including forward contracts and swaps, to manage these risks. During 2010, the Company entered into a $60 million one-year amortizing forward interest rate swap effective October 5, 2010. This interest rate swap expired in October 2011. All derivative instruments are reported on the balance sheet at fair value. The derivative instrument is designated as a cash flow hedge and the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. Based on the interest rate swaps outstanding, the interest rates on approximately 50% of the Company's total borrowings were effectively fixed as of September 30, 2011. The Company has determined that the market risk related to interest rates with respect to its variable debt that is not hedged is not material. The Company estimates that if market interest rates averaged one percentage point higher, the effect would have been less than 2% of net earnings for the year ended September 30, 2011. The following is a summary of the notional transaction amounts and fair values for the Company's outstanding derivative financial instruments by risk category and instrument type, as of September 30, 2011.

(Dollars in thousands)	Notional Amount	Average Rec Rate	Average Pay Rate	Fair Value
Interest rate swap	$60,000	0.22%	1.10%	$(3)

The Company is also subject to foreign currency exchange rate risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. The foreign currency most significant to the Company's operations is the Euro. Net sales to customers outside of the United States were $181.3 million, $141.4 million, and $110.7 million in 2011, 2010 and 2009, respectively. The Company hedges certain foreign currency commitments by purchasing foreign currency forward contracts. The estimated fair value of open forward contracts at September 30, 2011 was not material. The Company does not have material foreign currency market risk (e.g. net foreign currency transaction gain/loss was less than 2% of net earnings for fiscal years 2011, 2010 and 2009).

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying Consolidated Financial Statements. In preparing these financial statements, Management has made its best estimates and judgments of certain amounts included in the Consolidated Financial Statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. The Company's senior Management discusses the critical accounting policies described below with the Audit and Finance Committee of the Company's Board of Directors on a periodic basis.

The following discussion of critical accounting policies is intended to bring to the attention of readers those accounting policies which Management believes are critical to the Consolidated Financial Statements and other financial disclosure. It is not intended to be a comprehensive list of all significant accounting policies that are more fully described in Note 1 of Notes to Consolidated Financial Statements.

REVENUE RECOGNITION

USG Segment: Within the USG segment, approximately 70% of the segment's revenue arrangements (approximately 35% of consolidated revenues) contain software components and/or multiple element arrangements. Revenue under these arrangements is recognized in accordance with FASB ASC Subtopic 985-605, *Software — Revenue Recognition* and/or FASB ASC Subtopic 605-25, *Revenue Recognition: Multiple Deliverable Arrangements*. The application of these standards requires judgment, including the determination of whether an arrangement includes multiple elements and estimates of the fair value of the elements, using vendor-specific objective evidence of fair value (VSOE), if it exists, otherwise third-party evidence (TPE) or estimated selling price (ESP). Changes to the elements in an arrangement, and the ability to identify fair value for those elements could materially impact the amount of earned and/or deferred revenue. There have been no material changes to these estimates for the financial statement periods presented and the Company believes that these estimates generally should not be subject to significant variation in the future. The remaining 30% of the segment's revenues (approximately 15% of consolidated revenues) represent products sold under a single element arrangement and are recognized when products are delivered (when title and risk of ownership transfers), when services are performed for unaffiliated customers or on a straight-line basis over the lease term.

Test Segment: Within the Test segment, approximately 40% of revenues (approximately 10% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers. Certain arrangements contain multiple elements which are accounted for under the provisions of FASB ASC Subtopic 605-25, *Revenue Recognition: Multiple-Element Arrangements*. The application of the applicable guidance requires judgment as to whether the deliverables can be divided into more than one unit of accounting and whether the separate units of accounting have value to the customer on a stand-alone basis. Changes to these elements could affect the timing of revenue recognition. There have been no material changes to these elements for the financial statement periods presented.

Approximately 60% of the segment's revenues (approximately 15% of consolidated revenues) are recorded under the percentage-of-completion provisions of FASB ASC Subtopic 605-35, *Revenue Recognition: Construction-Type and Production-Type Contracts* due to the complex nature of the enclosures that are designed and produced under these contracts. As discussed above, this method of accounting involves the use of various estimating techniques to project costs at completion, which are based on

Management's judgment and the Company's substantial experience in developing these types of estimates. Changes in underlying assumptions/estimates may adversely or positively affect financial performance in a period. Due to the nature of these contracts and the operating unit's cost estimating process, the Company believes that these estimates generally should not be subject to significant variation in the future. There have been no material changes to these estimates for the financial statement periods presented. The Company regularly reviews its contract estimates to assess revisions in contract values and estimated costs at completion.

Filtration Segment: Within the Filtration segment, approximately 65% of segment revenues (approximately 15% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers.

Approximately 35% of segment revenues (approximately 10% of consolidated revenues) are recorded under the percentage-of-completion provisions of FASB ASC Subtopic 605-35, *Revenue Recognition: Construction-Type and Production-Type Contracts* because the Company manufactures complex products for aerospace and military customers under production contracts. The percentage-of-completion method of accounting involves the use of various estimating techniques to project costs at completion. These estimates involve various assumptions and projections relative to the outcome of future events over a period of several years, including future labor productivity and availability, the nature and complexity of the work to be performed, availability of materials, the impact of delayed performance, and the timing of product deliveries. These estimates are based on Management's judgment and the Company's substantial experience in developing these types of estimates. Changes in underlying assumptions/estimates may adversely affect financial performance if they increase estimated project costs at completion, or positively affect financial performance if they decrease estimated project costs at completion. Due to the nature of these contracts and the operating unit's cost estimating process, the Company believes that these estimates generally should not be subject to significant variation in the future. There have been no material changes to these estimates for the financial statement periods presented. The Company regularly reviews its estimates to assess revisions in contract values and estimated costs at completion.

INVENTORY

Inventories are valued at the lower of cost (first-in, first-out) or market value. Management regularly reviews inventories on hand compared to historical usage and estimated future usage and sales. Inventories under long-term contracts reflect accumulated production costs, factory overhead, initial tooling and other related costs less the portion of such costs charged to cost of sales and any unliquidated progress payments. In accordance with industry practice, costs incurred on contracts in progress include amounts relating to programs having production cycles longer than one year, and a portion thereof may not be realized within one year.

INCOME TAXES

The Company operates in numerous taxing jurisdictions and is subject to examination by various U.S. Federal, state and foreign jurisdictions for various tax periods. Additionally, the Company has retained tax liabilities and the rights to tax refunds in connection with various divestitures of businesses in prior years. The Company's income tax positions are based on research and interpretations of the income tax laws and rulings in each of the jurisdictions in which the Company does business. Due to the subjectivity of interpretations of laws and rulings in each jurisdiction, the differences and interplay in tax laws between those jurisdictions, as well as the inherent uncertainty in estimating the final resolution of complex tax audit matters, Management's estimates of income tax liabilities may differ from actual payments or assessments.

Management regularly assesses the Company's position with regard to tax exposures and records liabilities for these uncertain tax positions and related interest and penalties, if any, according to the principles of FASB ASC Topic 740, *Income Taxes* (ASC 740). The Company has recorded an accrual that reflects the recognition and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return based upon ASC 740. Additional future income tax expense or benefit may be recognized once the positions are effectively settled. It is the Company's policy to follow FASB ASC 740-10-45-20 and record the tax effects of changes in the opening balance of unrecognized tax benefits in net earnings from continuing operations.

At the end of each interim reporting period, Management estimates the effective tax rate expected to apply to the full fiscal year. The estimated effective tax rate contemplates the expected jurisdiction where income is earned, as well as tax planning strategies. Current and projected growth in income in higher tax jurisdictions may result in an increasing effective tax rate over time. If the actual results differ from Management's estimates, Management may have to adjust the effective tax rate in the interim period if such determination is made.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets may be reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance when Management believes it is more likely than not such assets will not be recovered, taking into consideration historical operating results, expectations of future earnings, tax planning strategies, and the expected timing of the reversals of existing temporary differences.

GOODWILL AND OTHER LONG-LIVED ASSETS

In accordance with FASB ASC Topic 350, *Intangibles — Goodwill and Other* (ASC 350), Management annually reviews goodwill and other long-lived assets with indefinite useful lives for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Fair value is measured based on a discounted cash flow method using a discount rate determined by Management to be commensurate with the risk inherent in the Company's current business model. The estimates of cash flows and discount rate are subject to change due to the economic environment, including such factors as interest rates, expected market returns and volatility of markets served. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates could result in impairment charges. At September 30, 2011, the Company has determined that no reporting units are at risk of material goodwill impairment as the fair value of all reporting units substantially exceeded its carrying value. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed annually for impairment.

PENSION PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS

The measurement of liabilities related to pension plans and other postretirement benefit plans is based on Management's assumptions related to future events including interest rates, return on pension plan assets, and health care cost trend rates. Actual pension plan asset performance will either decrease or increase unamortized pension losses that will affect net earnings in future years. Depending upon the performance of the equity and bond markets in 2012, the Company could be required to record a charge to equity. In addition, if the discount rate was decreased by 25 basis points from 4.5% to 4.25%, the projected benefit obligation for the defined benefit plan would increase by approximately $2.5 million and result in an additional after-tax charge to shareholders' equity of approximately $1.6 million. The discount rate used in measuring the Company's pension and postretirement welfare obligations was developed by matching yields of actual high-quality corporate bonds to expected future pension plan cash flows (benefit payments). Over 400 Aa-rated, non-callable bonds with a wide range of maturities were used in the analysis. After using the bond yields to determine the present value of the plan cash flows, a single representative rate that resulted in the same present value was developed.

Other Matters

CONTINGENCIES

As a normal course of business in which the Company is engaged, various claims, charges and litigation are asserted or commenced against the Company. With respect to claims and litigation asserted or commenced against the Company, it is the opinion of Management that final judgments, if any, which might be rendered against the Company are adequately reserved, covered by insurance, or are not likely to have a material adverse effect on its financial condition or results of operation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign currency exchange rates. The Company is exposed to market risk related to changes in interest rates and selectively uses derivative financial instruments, including forward contracts and swaps, to manage these risks. During 2010, the Company entered into a $60 million one-year amortizing forward interest rate swap effective October 5, 2010. This interest rate swap expired in October 2011. All derivative instruments are reported on the balance sheet at fair value. The derivative instrument is designated as a cash flow hedge and the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. See further discussion in "Management's Discussion and Analysis — Market Risk Analysis" regarding the Company's market risks.

CONTROLS AND PROCEDURES

The Company carried out an evaluation under the supervision of and with the participation of Management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the

Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in Company reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. There have been no significant changes in the Company's internal controls or in other factors during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

New Accounting Pronouncements

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, *Comprehensive Income (Topic 220) - Presentation of Comprehensive Income* (ASU 2011-05), to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. The standard does not change the items which must be reported in other comprehensive income, how such items are measured or when they must be reclassified to net income. This standard is effective for interim and annual periods beginning after December 15, 2011 and will be applied retrospectively. ASU 2011-05 affects financial statement presentation only and will have no impact on the Company's results of operations.

Forward-Looking Information

Statements regarding future events and the Company's future results that are based on current expectations, estimates, forecasts and projections about the Company's performance and the industries in which the Company operates, the amount and timing of 2012 revenues and EPS, adequacy of the Company's credit facilities and future cash flows, ability of the Company to refinance its credit facility in 2012, minimum cash funding requirements for the Company's defined benefit pension plans, the anticipated size of SoCalGas' deployment, the anticipated timing of deliveries by VACCO for the U.S. Navy's Virginia Class submarine program and the anticipated timing and value of deliveries for the U.S. Army's T-700 valve program, the expected value of Aclara's contracts with Toho Water Authority and the City of Toronto, the outcome of current litigation, claims and charges, the anticipated timing and amount of lost deferred tax assets, continued reinvestment of foreign earnings, the accuracy of the Company's estimates utilized in software revenue recognition, the accuracy of the Company's estimates utilized to project costs at completion in the Test segment and Filtration segment, income tax liabilities, the effective tax rate, the amount, timing and ability to use net research tax credits, the timing and amount of the reduction of unrecognized tax benefits, repayment of debt within the next twelve months, the recognition of costs related to share-based compensation arrangements, future costs relating to environmental matters, share repurchases, investments, sustained performance improvement, performance improvement initiatives, growth opportunities, new product development, the Company's ability to increase shareholder value, acquisitions, and the beliefs and assumptions of Management contained in the letter To Our Shareholders (pages 1-3), and Management's Discussion and Analysis and other statements contained herein which are not strictly historical are considered "forward-looking statements" within the meaning of the safe harbor provisions of the Federal securities laws. Words such as expects, anticipates, targets, goals, projects, intends, plans, believes, estimates, variations of such words, and similar expressions are intended to identify such forward-looking statements. Investors are cautioned that such statements are only predictions, speak only as of the date of this report, and the Company undertakes no duty to update. The Company's actual results in the future may differ materially from those projected in the forward-looking statements due to risks and uncertainties that exist in the Company's operations and business environment including, but not limited to those described under "Item 1A. Risk Factors" in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2011, and the following: changes in requirements or financial constraints impacting SoCalGas; the receipt of necessary regulatory approvals pertaining to SoCalGas' project; the impacts of natural disasters such as flooding in Thailand on the availability of certain component parts; the timing and content of future customer orders; termination for convenience of customer contracts; timing and magnitude of future contract awards; weakening of economic conditions in served markets; the success of the Company's competitors; changes in customer demands or customer insolvencies; competition; intellectual property rights; technical difficulties; the availability of selected acquisitions; delivery delays or defaults by customers; performance issues with key customers, suppliers and subcontractors; material changes in the costs of certain raw materials; labor disputes; changes in laws and regulations including but not limited to changes in accounting standards and taxation requirements; costs relating to environmental matters; litigation uncertainty; and the Company's successful execution of internal operating plans.

(Dollars in thousands, except per share amounts) Years ended September 30,	2011	2010	2009
Net sales	**$693,711**	607,493	619,064
Costs and expenses:			
Cost of sales	**424,846**	361,942	372,351
Selling, general and administrative expenses	**182,530**	157,348	152,397
Amortization of intangible assets	**11,982**	11,633	19,214
Interest expense, net	**2,493**	3,977	7,450
Other (income) expenses, net	**(5,098)**	2,928	4,480
Total costs and expenses	**616,753**	537,828	555,892
Earnings before income tax	**76,958**	69,665	63,172
Income tax expense	**24,457**	24,819	13,867
Net earnings from continuing operations	**$ 52,501**	44,846	49,305
Earnings from discontinued operations, net of tax of $568 in 2009	**—**	—	135
Loss on sale of discontinued operations, net of tax of $905 in 2009	**—**	—	(32)
Net earnings from discontinued operations	**—**	—	103
Net earnings	**$ 52,501**	44,846	49,408
Earnings per share:			
Basic:			
Continuing operations	**$1.97**	1.70	1.38
Discontinued operations	**—**	—	—
Net earnings	**$1.97**	1.70	1.38
Diluted:			
Continuing operations	**1.95**	1.68	1.36
Discontinued operations	**—**	—	—
Net earnings	**$1.95**	1.68	1.36
Average common shares outstanding (in thousands):			
Basic	**26,588**	26,450	26,216
Diluted	**26,903**	26,738	26,560

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands) Years ended September 30,	2011	2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 34,158	26,508
Accounts receivable, less allowance for doubtful accounts of $2,044 and $1,885 in 2011 and 2010, respectively	144,083	141,098
Costs and estimated earnings on long-term contracts, less progress billings of $11,416 and $12,189 in 2011 and 2010, respectively	12,974	12,743
Inventories	96,986	83,034
Current portion of deferred tax assets	20,630	15,809
Other current assets	19,523	17,169
Total current assets	328,354	296,361
Property, plant and equipment:		
Land and land improvements	4,986	4,986
Buildings and leasehold improvements	52,648	50,318
Machinery and equipment	85,440	75,721
Construction in progress	2,779	5,970
	145,853	136,995
Less accumulated depreciation and amortization	72,786	64,432
Net property, plant and equipment	73,067	72,563
Intangible assets, net	231,848	229,736
Goodwill	361,864	355,656
Other assets	16,704	19,975
Total Assets	$ 1,011,837	974,291

See accompanying Notes to Consolidated Financial Statements.

(Dollars in thousands) Years ended September 30,	2011	2010
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 50,000	50,000
Accounts payable	54,037	59,088
Advance payments on long-term contracts, less costs incurred of $30,925 and $19,547 in 2011 and 2010, respectively	23,667	5,729
Accrued salaries	26,040	23,762
Current portion of deferred revenue	24,499	21,907
Accrued other expenses	27,594	26,494
Total current liabilities	205,837	186,980
Pension obligations	33,439	29,980
Deferred tax liabilities	85,313	79,388
Other liabilities	11,538	17,961
Long-term debt	75,000	104,000
Total liabilities	411,127	418,309
Shareholders' equity:		
Preferred stock, par value $.01 per share, authorized 10,000,000 shares	—	—
Common stock, par value $.01 per share, authorized 50,000,000 shares; Issued 29,956,904 and 29,839,343 shares in 2011 and 2010, respectively	300	298
Additional paid-in capital	275,807	270,943
Retained earnings	403,241	359,274
Accumulated other comprehensive loss, net of tax	(19,191)	(14,793)
	660,157	615,722
Less treasury stock, at cost (3,320,926 and 3,338,986 common shares in 2011 and 2010, respectively)	(59,447)	(59,740)
Total shareholders' equity	600,710	555,982
Total Liabilities and Shareholders' Equity	$ 1,011,837	974,291

See accompanying Notes to Consolidated Financial Statements.

(In thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, September 30, 2008	29,465	295	254,240	273,470	556	(60,324)	468,237
Comprehensive income:							
Net earnings	—	—	—	49,408	—	—	49,408
Translation adjustments	—	—	—	—	(707)	—	(707)
Net unrecognized actuarial loss, net of tax of $7,488	—	—	—	—	(11,393)	—	(11,393)
Interest rate swap, net of tax of $62	—	—	—	—	(54)	—	(54)
Comprehensive income							37,254
Stock options and stock compensation plans, net of tax benefit of $(325)	306	3	11,554	—	—	292	11,849
Balance, September 30, 2009	29,771	298	265,794	322,878	(11,598)	(60,032)	517,340
Comprehensive income:							
Net earnings	—	—	—	44,846	—	—	44,846
Translation adjustments	—	—	—	—	(1,557)	—	(1,557)
Net unrecognized actuarial loss, net of tax of $1,422	—	—	—	—	(2,234)	—	(2,234)
Interest rate swap, net of tax of $(385)	—	—	—	—	596	—	596
Comprehensive income							41,651
Cash dividends declared ($0.32 per share)	—	—	—	(8,450)	—	—	(8,450)
Stock options and stock compensation plans, net of tax benefit of $(105)	68	—	5,149	—	—	292	5,441
Balance, September 30, 2010	29,839	298	270,943	359,274	(14,793)	(59,740)	555,982
Comprehensive income:							
Net earnings	**—**	**—**	**—**	**52,501**	**—**	**—**	**52,501**
Translation adjustments	**—**	**—**	**—**	**—**	**(333)**	**—**	**(333)**
Net unrecognized actuarial loss, net of tax of $2,689	**—**	**—**	**—**	**—**	**(4,354)**	**—**	**(4,354)**
Interest rate swap, net of tax of $(187)	**—**	**—**	**—**	**—**	**289**	**—**	**289**
Comprehensive income							**48,103**
Cash dividends declared ($0.32 per share)	**—**	**—**	**—**	**(8,534)**	**—**	**—**	**(8,534)**
Stock options and stock compensation plans, net of tax benefit of $(55)	**118**	**2**	**4,864**	**—**	**—**	**293**	**5,159**
Balance, September 30, 2011	**29,957**	**$300**	**275,807**	**403,241**	**(19,191)**	**(59,447)**	**600,710**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands) Years ended September 30,	2011	2010	2009
Cash flows from operating activities:			
Net earnings	$ 52,501	44,846	49,408
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net earnings from discontinued operations, net of tax	—	—	(103)
Depreciation and amortization	23,521	22,137	30,267
Stock compensation expense	4,670	4,558	4,866
Changes in current assets and liabilities	(1,542)	(9,615)	1,566
Effect of deferred taxes on tax provision	3,551	4,059	(2,543)
Change in acquisition earnout obligation	(7,595)	—	—
Pension contributions	(5,230)	(1,368)	(1,997)
Change in deferred revenue and costs, net	2,565	329	1,781
Amortization of prepaid debt fees	772	257	610
Change in uncertain tax positions	294	765	(5,700)
Other	2,359	1,055	(631)
Net cash provided by operating activities — continuing operations	75,866	67,023	77,474
Net cash provided by operating activities — discontinued operations	—	—	142
Net cash provided by operating activities	75,866	67,023	77,616
Cash flows from investing activities:			
Acquisition of businesses, net of cash acquired	(4,982)	(32,316)	(6,442)
Change in restricted cash (acquisition escrow)	1,361	2,041	2,189
Capital expenditures	(13,709)	(13,438)	(9,255)
Additions to capitalized software	(14,151)	(8,827)	(5,004)
Net cash used by investing activities — continuing operations	(31,481)	(52,540)	(18,512)
Proceeds from divestiture of business, net — discontinued operations	—	—	3,100
Net cash used by investing activities	(31,481)	(52,540)	(15,412)
Cash flows from financing activities:			
Proceeds from long-term debt	49,370	40,000	32,000
Principal payments on long-term debt	(78,370)	(66,467)	(85,183)
Dividends paid	(8,534)	(6,335)	—
Proceeds from exercise of stock options	762	767	6,621
Other	370	988	1,029
Net cash used by financing activities	(36,402)	(31,047)	(45,533)
Effect of exchange rate changes on cash and cash equivalents	(333)	(1,558)	(708)
Net increase (decrease) in cash and cash equivalents	7,650	(18,122)	15,963
Cash and cash equivalents at beginning of year	26,508	44,630	28,667
Cash and cash equivalents at end of year	$ 34,158	26,508	44,630
Changes in current assets and liabilities:			
Accounts receivable, net	$ (1,786)	(27,960)	26,090
Costs and estimated earnings on long-term contracts, net	(231)	(1,985)	(1,663)
Inventories	(12,459)	5,926	(17,001)
Other assets	35	(2,397)	(714)
Accounts payable	(6,118)	10,597	(1,764)
Advance payments on long-term contracts, net	17,938	2,889	(4,627)
Accrued expenses	1,079	3,315	1,245
	$ (1,542)	(9,615)	1,566
Supplemental cash flow information:			
Interest paid	$ 1,959	3,536	7,425
Income taxes paid (including state & foreign)	21,895	21,378	22,144

See accompanying Notes to Consolidated Financial Statements.

1. Summary of Significant Accounting Policies

A. PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of ESCO Technologies Inc. (ESCO) and its wholly owned subsidiaries (the Company). All significant intercompany transactions and accounts have been eliminated in consolidation.

B. BASIS OF PRESENTATION

Fair values of the Company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of each class of financial instruments approximated the related carrying value at September 30, 2011, and 2010.

C. NATURE OF OPERATIONS

The Company has three reportable segments: Utility Solutions Group (USG), RF Shielding and Test (Test), and Filtration/Fluid Flow (Filtration).

USG: Aclara is a proven supplier of special purpose fixed-network communications systems for electric, gas and water utilities, including hardware and software to support advanced metering applications. Doble provides high-end, intelligent, diagnostic test solutions for the electric power delivery industry.

Test: The EMC Group is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy.

Filtration: The companies within this segment primarily design and manufacture specialty filtration products including hydraulic filter elements used in commercial aerospace applications, unique filter mechanisms used in micro-propulsion devices for satellites and custom designed filters for manned and unmanned aircraft and submarines.

D. USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company regularly evaluates the estimates and assumptions related to the allowance for doubtful trade receivables, inventory obsolescence, warranty reserves, value of equity-based awards, goodwill and purchased intangible asset valuations, asset impairments, employee benefit plan liabilities, income tax liabilities and assets and related valuation allowances, uncertain tax positions, and litigation and other loss contingencies. Actual results could differ from those estimates.

E. REVENUE RECOGNITION

USG Segment: Within the USG segment, approximately 70% of the segment's revenue arrangements (approximately 35% of consolidated revenues) contain software components and/or multiple element arrangements. Revenue under these arrangements is recognized in accordance with FASB ASC Subtopic 985-605, *Software — Revenue Recognition* and/or FASB ASC Subtopic 605-25, *Revenue Recognition: Multiple-Deliverable Arrangements*. These revenue arrangements are divided into separate units of accounting if the delivered item(s) has value to the customer on a stand-alone basis, there is objective and reliable evidence of the fair value of the undelivered item(s) and delivery/performance of the undelivered item(s) is probable. The segment's revenue arrangements within Aclara generally include multiple products and services, or "elements" consisting of meter and substation hardware, meter reading system software, program management support during the deployment period and software support (post-contract customer support or "PCS"). These arrangements typically require the Company to deliver software at the inception of the arrangement while the hardware and program management support are delivered over the contractual deployment period. Software support is provided during deployment and subsequent thereto. The Company allocates consideration to each deliverable in an arrangement based on its relative selling price. When arrangements have both software and non-software elements, the Company allocates consideration to each element using vendor-specific objective evidence (VSOE), if it exists, otherwise third-party evidence (TPE) is utilized. If neither VSOE nor TPE of selling price exists for a unit of accounting, the Company uses estimated selling price (ESP). The VSOE of the fair value of undelivered elements is determined based on the historical evidence of stand-alone sales of these elements to customers or, if applicable, the stated renewal rate in the agreement. TPE is determined by the prices charged by the Company's competitors for a similar deliverable when sold separately. The objective of ESP is to determine the price at which the Company would transact if the product or service were sold on a stand-alone basis. The application of these principles requires judgment, including the determination of whether a software arrangement includes multiple elements and estimates of the fair value of the elements.

Hardware is considered a specified element in the software arrangement and VSOE has been established for this element. VSOE for the hardware element is determined based on the price when sold separately to customers. Hardware revenues are generally recognized at the time of shipment or receipt by customer depending upon contract terms. VSOE generally does not exist for the software element; therefore, the Company uses TPE or ESP based on the number of endpoints. The Company has established VSOE for the PCS element by a consistent pricing of PCS and PCS renewals as a percentage of the software license fees or by reference to contractual renewals, when the renewal terms are substantive. Revenues for PCS are recognized ratably over the maintenance term specified in the contract (generally in 12 monthly increments). Revenues for program management support are recognized when services have been provided. The Company determines VSOE for program management support based on hourly rates when services are performed separately. Effective October 1, 2010, the Company adopted FASB Accounting Standards Update (ASU) No. 2009-13, *Revenue Recognition* (Topic 605) - *Multiple-Deliverable Revenue Arrangements* (ASU 2009-13) and ASU No. 2009-14, *Software* (Topic 985), *Certain Revenue Arrangements That Include Software Elements* (ASU 2009-14) on a prospective basis for new arrangements. This new guidance did not have a material impact on the Company's financial statements for the year ended September 30, 2011, as the Company already had the ability to divide the deliverables within our revenue arrangements into separate units of accounting.

Approximately 30% of segment revenues (approximately 15% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers), when services are performed for unaffiliated customers or on a straight-line basis over the lease term.

Test Segment: Within the Test segment, approximately 40% of revenues (approximately 10% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers. Certain arrangements contain multiple elements which are accounted for under the provisions of FASB ASC Subtopic 605-25, *Revenue Recognition: Multiple-Element Arrangements*. The multiple elements generally consist of materials and installation services used in the construction and installation of standard shielded enclosures to measure and contain magnetic and electromagnetic energy. The installation process does not involve changes to the features or capabilities of the equipment and does not require proprietary information about the equipment in order for the installed equipment to perform to specifications. There is objective and reliable evidence of fair value for each of the units of accounting, and, as a result, the arrangement revenue is allocated to the separate units of accounting based on their relative fair values. Typically, fair value is the price of the deliverable when it is regularly sold on a stand-alone basis.

Approximately 60% of the segment's revenues (approximately 15% of consolidated revenues) are recorded under the percentage-of-completion provisions of FASB ASC Subtopic 605-35, *Revenue Recognition: Construction-Type and Production-Type Contracts* due to the complex nature of the enclosures that are designed and produced under these contracts. Products accounted for under this Subtopic include the construction and installation of complex test chambers to a buyer's specifications that provide its customers with the ability to measure and contain magnetic, electromagnetic and acoustic energy. As discussed above, for arrangements that are accounted for under this Subtopic, the Company estimates profit as the difference between total estimated revenue and total estimated cost of a contract and recognizes these revenues and costs based on either (a) units delivered or (b) contract milestones. If a reliable measure of output cannot be established (which applies in less than 10% of Test segment revenues or 2% of consolidated revenues), input measures (e.g., costs incurred) are used to recognize revenue. Given the nature of the Company's operations related to these contracts, costs incurred represent an appropriate measure of progress towards completion.

The percentage-of-completion method of accounting involves the use of various techniques to estimate expected costs at completion. These estimates are based on Management's judgment and the Company's substantial experience in developing these types of estimates.

Filtration Segment: Within the Filtration segment, approximately 65% of revenues (approximately 15% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers.

Approximately 35% of segment revenues (approximately 10% of consolidated revenues) are recorded under the percentage-of-completion provisions of FASB ASC Subtopic 605-35, *Revenue Recognition: Construction-Type and Production-Type Contracts*. Products accounted for under this Subtopic include the design, development and manufacture of complex fluid control products, quiet valves, manifolds and systems primarily for the aerospace and military markets. For arrangements that are accounted for under this Subtopic, the Company estimates profit as the difference between total estimated revenue and total estimated cost of a contract and recognizes these revenues and costs based on units delivered. The percentage-of-completion method of accounting involves the use of various techniques to estimate expected costs at completion.

F. CASH AND CASH EQUIVALENTS

Cash equivalents include temporary investments that are readily convertible into cash, such as money market funds.

G. ACCOUNTS RECEIVABLE

Accounts receivable have been reduced by an allowance for amounts that the Company estimates are uncollectible in the future. This estimated allowance is based on Management's evaluation of the financial condition of the customer and historical write-off experience.

H. COSTS AND ESTIMATED EARNINGS ON LONG-TERM CONTRACTS

Costs and estimated earnings on long-term contracts represent unbilled revenues, including accrued profits, accounted for under the percentage-of-completion method, net of progress billings.

I. INVENTORIES

Inventories are valued at the lower of cost (first-in, first-out) or market value. Inventories are regularly reviewed for excess quantities and obsolescence based upon historical experience, specific identification of discontinued items, future demand, and market conditions. Inventories under long-term contracts reflect accumulated production costs, factory overhead, initial tooling and other related costs less the portion of such costs charged to cost of sales and any unliquidated progress payments. In accordance with industry practice, costs incurred on contracts in progress include amounts relating to programs having production cycles longer than one year, and a portion thereof will not be realized within one year.

J. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Depreciation and amortization are computed primarily on a straight-line basis over the estimated useful lives of the assets: buildings, 10-40 years; machinery and equipment, 3-10 years; and office furniture and equipment, 3-10 years. Leasehold improvements are amortized over the remaining term of the applicable lease or their estimated useful lives, whichever is shorter.

K. GOODWILL AND OTHER LONG-LIVED ASSETS

Goodwill represents the excess of purchase costs over the fair value of net identifiable assets acquired in business acquisitions. The Company accounts for goodwill as required by FASB ASC Topic 350, *Intangibles — Goodwill & Other.* Management annually reviews goodwill and other long-lived assets with indefinite useful lives for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value.

Fair value is measured based on a discounted cash flow method using a discount rate determined by Management to be commensurate with the risk inherent in the Company's current business model. Other intangible assets represent costs allocated to identifiable intangible assets, principally capitalized software, patents, trademarks, and technology rights. See Note 4 regarding goodwill and other intangible assets activity.

L. CAPITALIZED SOFTWARE

The costs incurred for the development of computer software that will be sold, leased, or otherwise marketed are charged to expense when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is typically established upon completion of a detailed program design. Costs incurred after this point are capitalized on a project-by-project basis in accordance with FASB ASC Topic 985, *Software.* Capitalized costs consist of internal and external development costs. Upon general release of the product to customers, the Company ceases capitalization and begins amortization, which is calculated on a project-by-project basis as the greater of (1) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues for the product or (2) the straight-line method over the estimated economic life of the product. The Company generally amortizes the software development costs over a three-to-ten year period based upon the estimated future economic life of the product. Factors considered in determining the estimated future economic life of the product include anticipated future revenues, and changes in software and hardware technologies. Management annually reviews the carrying values of capitalized costs for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If expected cash flows are insufficient to recover the carrying amount of the asset, then an impairment loss is recognized to state the asset at its net realizable value.

M. IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to dispose.

N. INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets may be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance when Management believes it is more likely than not such assets will not be recovered, taking into consideration historical operating results, expectations of future earnings, tax planning strategies, and the expected timing of the reversals of existing temporary differences.

O. RESEARCH AND DEVELOPMENT COSTS

Company-sponsored research and development costs include research and development and bid and proposal efforts related to the Company's products and services. Company-sponsored product development costs are charged to expense when incurred. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for similarly to other program costs. Customer-sponsored research and development costs refer to certain situations whereby customers provide funding to support specific contractually defined research and development costs.

P. FOREIGN CURRENCY TRANSLATION

The financial statements of the Company's foreign operations are translated into U.S. dollars in accordance with FASB ASC Topic 830, *Foreign Currency Matters*. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income.

Q. EARNINGS PER SHARE

Basic earnings per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the weighted average number of common shares outstanding during the period plus shares issuable upon the assumed exercise of dilutive common share options and vesting of performance-accelerated restricted shares using the treasury stock method.

The number of shares used in the calculation of earnings per share for each year presented is as follows:

(In thousands)	**2011**	2010	2009
Weighted Average Shares Outstanding — Basic	**26,588**	26,450	26,216
Dilutive Options and Performance-Accelerated Restricted Stock	**315**	288	344
Shares — Diluted	**26,903**	26,738	26,560

Options to purchase 372,653 shares at prices ranging from \$32.55-\$54.88 were outstanding during the year ended September 30, 2011, but were not included in the respective computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. Options to purchase 569,363 shares at prices ranging from \$32.55-\$54.88 were outstanding during the year ended September 30, 2010, but were not included in the respective computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. Options to purchase 605,186 shares at prices ranging from \$35.69-\$54.88 were outstanding during the year ended September 30, 2009, but were not included in the respective computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. These options expire in various periods through 2014.

Approximately 173,000, 214,000 and 180,000 restricted shares were outstanding but unearned at September 30, 2011, 2010 and 2009, respectively, and, therefore, were not included in the respective years' computations of diluted EPS.

R. SHARE-BASED COMPENSATION

The Company provides compensation benefits to certain key employees under several share-based plans providing for employee stock options and/or performance-accelerated restricted shares (restricted shares), and to non-employee directors under a non-employee directors compensation plan. Share-based payment expense is measured at the grant date based on the fair value of the award and is recognized on a straight-line basis over the requisite service period (generally the vesting period of the award).

S. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss of $(19.2) million at September 30, 2011, consisted of $(24.5) million related to the pension net actuarial loss; and $5.3 million related to currency translation adjustments. Accumulated other comprehensive loss of $(14.8) million at September 30, 2010, consisted of $(20.1) million related to the pension net actuarial loss; $5.6 million related to currency translation adjustments; and $(0.3) million related to interest rate swaps.

T. DEFERRED REVENUE AND COSTS

Deferred revenue and costs are recorded when products or services have been provided but the criteria for revenue recognition have not been met. If there is a customer acceptance provision or there is uncertainty about customer acceptance, revenue and costs are deferred until the customer has accepted the product or service.

U. DERIVATIVE FINANCIAL INSTRUMENTS

All derivative financial instruments are reported on the balance sheet at fair value. The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as a hedge and on the type of hedge. For each derivative instrument designated as a cash flow hedge, the effective portion of the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. For each derivative instrument designated as a fair value hedge, the gain or loss on the derivative and the offsetting gain or loss on the hedged item are recognized immediately in earnings. Regardless of type, a fully effective hedge will result in no net earnings impact while the derivative is outstanding. To the extent that any hedge is ineffective at offsetting cash flow or fair value changes in the underlying hedged item, there could be a net earnings impact.

V. NEW ACCOUNTING STANDARDS

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, *Comprehensive Income (Topic 220) - Presentation of Comprehensive Income* (ASU 2011-05), to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. The standard does not change the items which must be reported in other comprehensive income, how such items are measured or when they must be reclassified to net income. This standard is effective for interim and annual periods beginning after December 15, 2011 and will be applied retrospectively. ASU 2011-05 affects financial statement presentation only and will have no impact on the Company's results of operations.

2. Acquisitions

2011

On February 28, 2011, the Company acquired the capital stock of EMV Elektronische Messgerate Vertriebs - GmbH, together with its subsidiary EMSCREEN Electromagnetic Screening GmbH (collectively, EMV) for a purchase price of approximately $5 million, inclusive of cash acquired. EMV, with operations in Taufkirchen, Germany, provides turnkey systems and shielded environments for research, development and quality assurance testing of electronic equipment. EMV's operating results, since the date of acquisition, are included within the Test segment and the Company recorded approximately $4.8 million of goodwill as a result of the transaction.

2010

Effective July 31, 2010, the Company acquired the capital stock of Crissair, Inc. (Crissair) for a purchase price of approximately $27 million, net of cash acquired. Crissair, headquartered in Palmdale, California, is a manufacturer of high-quality hydraulic, fuel and pneumatic system components for the aerospace industry. The operating results for Crissair, since the date of acquisition, are included within the Filtration segment. The Company recorded approximately $9 million of goodwill as a result of the transaction, $4.3 million of trade names and $7.4 million of amortizable identifiable intangible assets consisting of customer relationships.

On September 3, 2010, the Company acquired the capital stock of Xtensible Solutions, Inc. (Xtensible) for a purchase price of approximately $4 million in cash plus contingent consideration. Xtensible is a provider of information management and integration solutions to the utility industry worldwide and its operating results, since the date of acquisition, are included within the USG segment (as part of Aclara). The agreement includes contingent consideration based on target revenues to be earned and paid out over the next three and a half years from the date of acquisition. The Company recorded approximately $15 million of goodwill as a result of the transaction. During 2011, the Company revalued the earnout obligation based on current forecasted revenues and recorded a $7.6 million gain in Other (income) expenses, net.

2009

On September 21, 2009, the Company acquired a minority equity interest in Firetide, Inc. for $4 million in cash. Firetide, Inc. is a provider of wireless infrastructure mesh network management systems which will enable communications with other Smart Grid assets and this technology will be used in Aclara's Acendant Network solution. This investment is accounted for under the cost method and is included in Other assets on the Company's Consolidated Balance Sheet as of September 30, 2011 and 2010.

On July 2, 2009, the Company acquired certain assets of Complus Systems Pvt Ltd. (Complus) in India for approximately $1.2 million in cash and formed a new Indian entity. The entity will operate as ETS-India and its operating results, since the date of acquisition, are included within the Test segment.

All of the Company's acquisitions have been accounted for using the purchase method of accounting and accordingly, the respective purchase prices were allocated to the assets (including intangible assets) acquired and liabilities assumed based on estimated fair values at the date of acquisition. The financial results from these acquisitions have been included in the Company's financial statements from the date of acquisition. Pro forma financial information related to the Company's acquisitions was not presented as it was not significant to the Company's results of operations. None of the goodwill recorded as part of the acquisitions mentioned above is expected to be deductible for U.S. Federal or state income tax purposes except for the goodwill recorded in connection with the Xtensible acquisition.

3. Divestitures

2009

On March 13, 2009, the Company completed the sale of the business and most of the assets of Comtrak Technologies, LLC (Comtrak) for $3.1 million, net, of cash. Comtrak's operations were previously included within the Company's USG segment. A pretax loss of $1.2 million related to the sale and its 2009 results of operations are reflected in the Company's fiscal 2009 results in discontinued operations. Comtrak's net sales were $3.4 million for the year ended September 30, 2009.

4. Goodwill and Other Intangible Assets

Included on the Company's Consolidated Balance Sheets at September 30, 2011, and 2010 are the following intangible assets gross carrying amounts and accumulated amortization:

(Dollars in millions)	2011	2010
Goodwill	**$ 361.9**	355.7
Intangible assets with determinable lives:		
Patents		
Gross carrying amount	**$ 13.5**	13.5
Less: accumulated amortization	**13.3**	13.3
Net	**$ 0.2**	0.2
Capitalized software		
Gross carrying amount	**$ 116.7**	102.4
Less: accumulated amortization	**57.4**	49.3
Net	**$ 59.3**	53.1
Customer Relationships		
Gross carrying amount	**$ 61.4**	61.4
Less: accumulated amortization	**11.6**	8.3
Net	**$ 49.8**	53.1
Other		
Gross carrying amount	**$ 10.3**	9.7
Less: accumulated amortization	**9.6**	8.2
Net	**$ 0.7**	1.5
Intangible assets with indefinite lives:		
Trade names	**$ 121.8**	121.8

The Company performed its annual evaluation of goodwill and intangible assets for impairment during the fourth quarter of fiscal 2011 and concluded no impairment existed at September 30, 2011.

The changes in the carrying amount of goodwill attributable to each business segment for the years ended September 30, 2011, and 2010 are as follows:

(Dollars in millions)	USG	Test	Filtration	Total
Balance as of September 30, 2009	$ 279.9	30.5	20.3	330.7
Acquisitions/adjustments	16.2	—	8.8	25.0
Balance as of September 30, 2010	296.1	30.5	29.1	355.7
Acquisitions/adjustments	1.7	4.3	0.2	6.2
Balance as of September 30, 2011	**$297.8**	**34.8**	**29.3**	**361.9**

Amortization expense related to intangible assets with determinable lives was $12 million, $11.6 million and $19.2 million in 2011, 2010 and 2009, respectively. The decrease in amortization expense in 2010 as compared to 2009 was mainly due to the Company's TWACS NG software. During 2010, the Company re-evaluated the economic useful life of its TWACS NG software and concluded the remaining TWACS NG asset value has an expected remaining useful life of ten years, through 2019. The Company recorded $4.7 million, $4.5 million and $12.2 million of amortization expense related to Aclara PLS's TWACS NG software in 2011, 2010 and 2009, respectively. Patents are amortized over the life of the patents, generally 17 years. Capitalized software is amortized over the estimated useful life of the software, generally three to seven years. Customer relationships are generally amortized over twenty years. Intangible asset amortization for fiscal years 2012 through 2016 is estimated at approximately $12 million declining to $10.5 million per year.

5. Accounts Receivable

Accounts receivable, net of the allowance for doubtful accounts, consist of the following at September 30, 2011, and 2010:

(Dollars in thousands)	**2011**	2010
Commercial	**$137,498**	137,833
U.S. Government and prime contractors	**6,585**	3,265
Total	**$144,083**	141,098

6. Inventories

Inventories consist of the following at September 30, 2011, and 2010:

(Dollars in thousands)	**2011**	2010
Finished goods	**$30,192**	29,902
Work in process — including long-term contracts	**23,139**	18,743
Raw materials	**43,655**	34,389
Total	**$96,986**	83,034

7. Property, Plant and Equipment

Depreciation expense of property, plant and equipment from continuing operations for the years ended September 30, 2011, 2010 and 2009 was $11.5 million, $10.5 million and $11.1 million, respectively.

The Company leases certain real property, equipment and machinery under noncancelable operating leases. Rental expense under these operating leases for the years ended September 30, 2011, 2010 and 2009 was $8.1 million, $7.7 million and $8 million, respectively. Future aggregate minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2011 are:

(Dollars in thousands) Years ending September 30:	
2012	$ 7,592
2013	5,939
2014	5,689
2015	3,065
2016 and thereafter	4,888
Total	$27,173

8. Income Tax Expense

Total income tax expense (benefit) for the years ended September 30, 2011, 2010 and 2009 was allocated as follows:

(Dollars in thousands)	**2011**	2010	2009
Income tax expense from continuing operations	**$24,457**	24,819	13,867
Discontinued operations	**—**	—	(1,473)
Total income tax expense	**$24,457**	24,819	12,394

The components of income from continuing operations before income taxes consisted of the following for the years ended September 30:

(Dollars in thousands)	**2011**	2010	2009
United States	**$73,275**	66,639	60,477
Foreign	**3,683**	3,026	2,695
Total income before income taxes	**$76,958**	69,665	63,172

The principal components of income tax expense (benefit) from continuing operations for the years ended September 30, 2011, 2010 and 2009 consist of:

(Dollars in thousands)	**2011**	2010	2009
Federal			
Current	**$15,708**	17,585	10,425
Deferred	**5,578**	4,199	(1,666)
State and local:			
Current	**2,218**	2,193	4,683
Deferred	**580**	230	(421)
Foreign:			
Current	**3,104**	1,130	1,179
Deferred	**(2,731)**	(518)	(333)
Total	**$24,457**	24,819	13,867

The actual income tax expense (benefit) from continuing operations for the years ended September 30, 2011, 2010 and 2009 differs from the expected tax expense for those years (computed by applying the U.S. Federal corporate statutory rate) as follows:

	2011	2010	2009
Federal corporate statutory rate	**35.0%**	35.0%	35.0%
State and local, net of Federal benefits	**3.6**	3.1	4.4
Foreign	**(2.2)**	(1.5)	(0.2)
Research credit	**(2.0)**	0.3	(7.5)
Domestic production deduction	**(2.5)**	(1.9)	(1.8)
Change in uncertain tax positions	**(0.5)**	0.1	(7.9)
Other, net	**0.4**	0.5	—
Effective income tax rate	**31.8%**	35.6%	22.0%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, 2011, and 2010 are presented below.

(Dollars in thousands)	**2011**	2010
Deferred tax assets:		
Inventories, long-term contract accounting, contract cost reserves and other	**$ 6,029**	3,331
Pension and other postretirement benefits	**11,341**	12,178
Net operating loss carryforward — domestic	**687**	813
Net operating loss carryforward — foreign	**3,419**	2,018
Capital loss carryforward	**240**	254
Other compensation-related costs and other cost accruals	**17,316**	14,196
State credit carryforward	**1,240**	1,545
Total deferred tax assets	**40,272**	34,335
Deferred tax liabilities:		
Plant and equipment, depreciation methods, acquisition asset allocations, and other	**(104,082)**	(96,300)
Net deferred tax liabilities before valuation allowance	**(63,810)**	(61,965)
Less valuation allowance	**(873)**	(1,613)
Net deferred tax liabilities	**$(64,683)**	(63,578)

The Company has a foreign net operating loss carryforward of $11.4 million at September 30, 2011, which reflects tax loss carryovers in Brazil, Germany and the United Kingdom. These losses have no expiration date. The Company also has net state research and other credit carryforwards of $1.2 million of which $0.6 million expires between 2022 and 2026. The remaining $0.6 million does not have an expiration date.

At September 30, 2011, the Company has established a valuation allowance of $0.2 million against the capital loss carryforward generated in 2008, as such loss carryforward may not be realized in future periods. In addition, the Company has established a valuation allowance against certain net operating loss (NOL) carryforwards in foreign jurisdictions which may not be realized in future periods. The valuation allowance established against the foreign NOL carryforwards was $0.7 million and $1.4 million at September 30, 2011, and 2010, respectively. The Company classifies its valuation allowance related to deferred taxes on a pro rata basis.

The Company's foreign subsidiaries have accumulated unremitted earnings of $32.2 million and cash of $18.6 million at September 30, 2011. No deferred taxes have been provided on the accumulated unremitted earnings because these funds are not needed to meet the liquidity requirements of the Company's U.S. operations and it is the Company's intention to reinvest these earnings indefinitely. In the event these foreign entities' earnings were distributed, it is estimated that U.S. taxes, net of available foreign tax credits, of approximately $5.2 million would be due, which would correspondingly reduce the Company's net earnings. No significant portion of the Company's foreign subsidiaries' earnings was taxed at a very low tax rate.

As of September 30, 2011, the Company had $3.6 million of unrecognized benefits (see table below), of which $3.5 million, net of Federal benefit, if recognized, would affect the Company's effective tax rate.

A reconciliation of the Company's unrecognized tax benefits for the years ended September 30, 2011, and 2010 is presented in the table below:

(Dollars in millions)	2011	2010
Balance as of October 1,	**$ 3.2**	3.3
Increases related to prior year tax positions	**0.7**	0.2
Decreases related to prior year tax positions	**—**	(0.2)
Increases related to current year tax positions	**0.2**	0.1
Lapse of statute of limitations	**(0.5)**	(0.2)
Balance as of September 30,	**$ 3.6**	3.2

The Company anticipates a $1.7 million reduction in the amount of unrecognized tax benefits in the next twelve months as a result of a lapse of the applicable statute of limitations. The Company's policy is to include interest related to unrecognized tax benefits in income tax expense and penalties in operating expense. As of September 30, 2011, 2010 and 2009, the Company had accrued interest related to uncertain tax positions of $0.2 million, $0.1 million and $0.1 million, respectively, net of Federal income tax benefit, on its Consolidated Balance Sheet. No significant penalties have been accrued.

The principal jurisdictions for which the Company files income tax returns are U.S. Federal and the various city, state, and international locations where the Company has operations. Due to the timing of the utilization of the Company's net operating loss, the U.S. Federal tax years for the periods ended September 30, 1998, and forward remain subject to income tax examination. Various state tax years for the periods ended September 30, 2007, and forward remain subject to income tax examinations. The Company is subject to income tax in many jurisdictions outside the United States, none of which is individually material to the Company's financial position, statements of cash flows, or results of operations.

9. Debt

Debt consists of the following at September 30, 2011, and 2010:

(Dollars in thousands)	2011	2010
Revolving credit facility, including current portion	**$125,000**	154,000
Current portion of long-term debt	**(50,000)**	(50,000)
Total long-term debt, less current portion	**$75,000**	104,000

At September 30, 2011, the Company had approximately $190 million available to borrow under the credit facility, plus a $50 million increase option, in addition to $34.2 million cash on hand. The Company classified $50 million as the current portion of long-term debt as of September 30, 2011, as the Company intends to repay this amount within the next twelve months; however, the Company has no contractual obligation to repay such amount during the next twelve months. The Company's ability to access the additional $50 million increase option of the credit facility is subject to acceptance by participating or other outside banks. The credit facility has a maturity date of November 30, 2012.

The credit facility requires, as determined by certain financial ratios, a facility fee ranging from 15 to 25 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the London Interbank Offered Rate (LIBOR) or based on the prime rate, at the Company's election. The facility is secured by the unlimited guaranty of the Company's material domestic subsidiaries and a 65% pledge of the material foreign subsidiaries' share equity. The financial covenants of the credit facility include a leverage ratio and an interest coverage ratio. During 2011 and 2010, the maximum aggregate short-term borrowings at any month-end were $159 million and $180.4 million, respectively; the average aggregate short-term borrowings outstanding based on month-end balances were $143 million and $170.6 million, respectively; and the weighted average interest rates were 1.40%, 1.87%, and 3.26% for 2011, 2010 and 2009, respectively. The letters of credit issued and outstanding under the credit facility totaled $15 million and $13 million at September 30, 2011, and 2010, respectively.

10. Capital Stock

The 29,956,904 and 29,839,343 common shares as presented in the accompanying Consolidated Balance Sheets at September 30, 2011, and 2010 represent the actual number of shares issued at the respective dates. The Company held 3,320,926 and 3,338,986 common shares in treasury at September 30, 2011, and 2010, respectively.

In July 2010, the Company's Board of Directors authorized an open market common stock repurchase program of the Company's shares at a value not to exceed $30 million, subject to market conditions and other factors which covers the period through September 30, 2012. There were no stock repurchases during 2011, 2010 or 2009.

11. Share-Based Compensation

The Company provides compensation benefits to certain key employees under several share-based plans providing for employee stock options and/or performance-accelerated restricted shares (restricted shares), and to non-employee directors under a non-employee directors compensation plan. During fiscal 2004, the Board of Directors authorized and the shareholders approved, the 2004 Incentive Compensation Plan, which states, in part, that on February 5, 2004, there shall be 2,000,000 shares added to the authorized shares allocated for the grant of stock options, stock appreciation rights, performance-accelerated restricted stock, or other full value awards. Of these, shares up to 600,000 may be utilized for performance-accelerated restricted stock or other full value awards. At September 30, 2011, the maximum number of full value shares available for issue under the 2004 Incentive Compensation Plan was 354,738.

Stock Option Plans

The Company's stock option awards are generally subject to graded vesting over a three-year service period. All outstanding options were granted at prices equal to fair market value at the date of grant. The options granted prior to September 30, 2003, have a ten-year contractual life from date of issuance, expiring in various periods through 2013. Beginning in fiscal 2004, the options granted have a five-year contractual life from date of issuance. The Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award.

The fair value of each option award is estimated as of the date of grant using the Black-Scholes option pricing model. The weighted average assumptions for the periods indicated are noted below. Expected volatility is based on historical volatility of ESCO's stock calculated over the expected term of the option. The Company utilizes historical company data to develop its expected term assumption. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the date of grant. There were no stock option grants during 2011. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2010 and 2009, respectively: expected dividend yield of 0.9% and 0%; expected volatility of 48.1% and 39.3%; risk-free interest rate of 1.9% and 1.9%; and expected term of 3.9 years and 3.8 years.

Information regarding stock options awarded under the option plans is as follows:

	FY2011		FY2010		FY2009	
	Shares	**Estimated Weighted Avg. Price**	Shares	Estimated Weighted Avg. Price	Shares	Estimated Weighted Avg. Price
October 1,	**761,931**	**$35.15**	891,826	$33.63	1,139,201	$30.40
Granted	**—**	**—**	2,000	$32.55	129,300	$37.42
Exercised	**(104,912)**	**$13.18**	(73,765)	$12.03	(336,876)	$22.85
Cancelled	**(221,965)**	**$44.67**	(58,130)	$41.17	(39,799)	$45.03
September 30,	**435,054**	**$35.58**	761,931	$35.15	891,826	$33.63
At September 30,						
Reserved for future grant	**1,115,776**		949,062		935,345	
Exercisable	**397,073**	**$35.42**	677,538	$34.88	683,192	$31.61

The aggregate intrinsic value of options exercised during 2011, 2010 and 2009 was $2.4 million, $1.3 million and $5.2 million, respectively. The aggregate intrinsic value of stock options outstanding and exercisable at September 30, 2011, was $1.2 million. The weighted-average contractual life of stock options outstanding at September 30, 2011, was 0.8 years. The weighted-average fair value of stock options per share granted in 2011, 2010 and 2009 was zero, $11.90, and $12.11, respectively.

Summary information regarding stock options outstanding at September 30, 2011, is presented below:

	Options Outstanding		
Range of Exercise Prices	**Number Outstanding at Sept. 30, 2011**	**Weighted-Average Remaining Contractual Life**	**Weighted Average Exercise Price**
$12.64 - $27.44	**108,372**	**0.88 years**	**$14.86**
$32.55 - $37.98	**126,950**	**1.92 years**	**$37.25**
$44.30 - $45.81	**199,732**	**0.02 years**	**$45.77**
	435,054	**0.79 years**	**$35.58**

	Exercisable Options Outstanding	
Range of Exercise Prices	**Number Exercisable at Sept. 30, 2011**	**Weighted Average Exercise Price**
$12.64 - $27.44	**108,105**	**$14.83**
$32.55 - $37.98	**89,236**	**$37.20**
$44.30 - $45.81	**199,732**	**$45.77**
	397,073	**$35.42**

Performance-accelerated Restricted Share Awards

The performance-accelerated restricted shares (restricted shares) have a five-year term with accelerated vesting if certain performance targets are achieved. In these cases, if it is probable that the performance condition will be met, the Company recognizes compensation cost on a straight-line basis over the shorter performance period; otherwise, it will recognize compensation cost over the longer service period. Compensation cost for the majority of the outstanding restricted share awards is being recognized over the longer performance period as it is not probable the performance condition will be met. The restricted share award grants were valued at the stock price on the date of grant. Pretax compensation expense related to the restricted share awards was $3.6 million, $3.6 million and $2.8 million for the fiscal years ended September 30, 2011, 2010 and 2009, respectively.

The following summary presents information regarding outstanding restricted share awards as of September 30, 2011, and changes during the period then ended:

	Shares	Weighted Avg. Price
Nonvested at October 1, 2010	304,176	$38.95
Granted	248,262	$29.40
Vested	(51,530)	$45.66
Cancelled	(14,000)	$37.65
Nonvested at September 30, 2011	486,908	$33.41

Non-Employee Directors Plan

The non-employee directors' compensation plan provides to each non-employee director a retainer of 800 common shares per quarter. Compensation expense related to the non-employee director grants was $0.6 million, $0.5 million and $0.7 million for the years ended September 30, 2011, 2010 and 2009, respectively.

Total Share-Based Compensation

The total share-based compensation cost that has been recognized in results of operations and included within SG&A was $4.7 million, $4.6 million and $4.9 million for the years ended September 30, 2011, 2010 and 2009, respectively. The total income tax benefit recognized in results of operations for share-based compensation arrangements was $1.8 million, $1.8 million and $1.7 million for the years ended September 30, 2011, 2010 and 2009, respectively. The Company has elected to use tax law ordering rules when calculating the income tax benefit associated with its share-based payment arrangements. In addition, the Company elected to use the simplified method of calculating the pool of excess tax benefits available to absorb tax deficiencies recognized. As of September 30, 2011, there was $9.8 million of total unrecognized compensation cost related to share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.7 years.

12. Retirement and Other Benefit Plans

Substantially all domestic employees are covered by a defined contribution pension plan maintained by the Company. Effective December 31, 2003, the Company's defined benefit plan was frozen and no additional benefits have been accrued after that date. As a result, the accumulated benefit obligation and projected benefit obligation are equal. These frozen retirement income benefits are provided to employees under defined benefit pay-related and flat-dollar plans, which are noncontributory. In conjunction with the acquisition of Doble, the Company assumed responsibility for their defined benefit plan and has frozen the plan effective December 31, 2008, and no additional benefits have been accrued after that date. Effective October 1, 2009, the Company's defined benefit plan and Doble's benefit plan were merged into one plan. The annual contributions to the defined benefit retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act or applicable local regulations. In addition to providing retirement income benefits, the Company provides unfunded postretirement health and life insurance benefits to certain retirees. To qualify, an employee must retire at age 55 or later and the employee's age plus service must equal or exceed 75. Retiree contributions are defined as a percentage of medical premiums. Consequently, retiree contributions increase with increases in the medical premiums. The life insurance plans are noncontributory and provide coverage of a flat dollar amount for qualifying retired employees. Effective December 31, 2004, no new retirees are eligible for life insurance benefits.

The Company uses a measurement date of September 30 for its pension and other postretirement benefit plans. The Company has an accrued benefit liability of $0.8 million and $0.7 million at September 30, 2011 and 2010, respectively, related to its other postretirement benefit obligations. All other information related to its postretirement benefit plans is not considered material to the Company's results of operations or financial condition.

The following tables provide a reconciliation of the changes in the pension plans and fair value of assets over the two-year period ended September 30, 2011, and a statement of the funded status as of September 30, 2011, and 2010:

(Dollars in millions)	2011	2010
Reconciliation of benefit obligation		
Net benefit obligation at beginning of year	**$ 79.4**	74.9
Service cost	**0.1**	0.2
Interest cost	**3.9**	4.0
Actuarial loss	**4.8**	4.2
Settlements	**(1.8)**	(0.8)
Gross benefits paid	**(3.2)**	(3.1)
Net benefit obligation at end of year	**$ 83.2**	79.4

(Dollars in millions)	2011	2010
Reconciliation of fair value of plan assets		
Fair value of plan assets at beginning of year	**$ 49.2**	46.5
Actual return on plan assets	**0.8**	4.2
Employer contributions	**5.5**	2.4
Gross benefits paid	**(3.2)**	(3.1)
Settlements	**(1.8)**	(0.8)
Fair value of plan assets at end of year	**$ 50.5**	49.2

(Dollars in millions)	2011	2010
Funded Status		
Funded status at end of year	**$(32.7)**	(30.2)
Unrecognized prior service cost	**—**	—
Unrecognized net actuarial (gain) loss	**—**	—
Accrued benefit cost	**(32.7)**	(30.2)
Amounts recognized in the Balance Sheet consist of:		
Noncurrent asset	**—**	—
Current liability	**(0.2)**	(0.3)
Noncurrent liability	**(32.5)**	(29.9)
Accumulated other comprehensive (income)/loss (before tax effect)	**41.3**	34.1
Amounts recognized in Accumulated Other Comprehensive (Income)/Loss consist of:		
Net actuarial loss	**41.2**	34.0
Prior service cost	**0.1**	0.1
Accumulated Other Comprehensive (Income)/Loss	**$41.3**	34.1

The following table provides the components of net periodic benefit cost for the plans for the years ended September 30, 2011, 2010 and 2009:

(Dollars in millions)	2011	2010	2009
Service cost	**$ 0.1**	0.2	0.4
Interest cost	**3.9**	4.0	4.2
Expected return on plan assets	**(4.2)**	(4.1)	(4.3)
Net actuarial loss	**1.1**	0.9	0.2
Settlement gain	**—**	(0.5)	—
Net periodic benefit cost	**0.9**	0.5	0.5
Defined contribution plans	**3.7**	4.3	4.4
Total	**$ 4.6**	4.8	4.9

The discount rate used in measuring the Company's pension obligations was developed by matching yields of actual high-quality corporate bonds to expected future pension plan cash flows (benefit payments). Over 400 Aa-rated, non-callable bonds with a wide range of maturities were used in the analysis. After using the bond yields to determine the present value of the plan cash flows, a single representative rate that resulted in the same present value was developed. The expected long-term rate of return on plan assets assumption was determined by reviewing the actual investment return of the plans since inception and evaluating those returns in relation to expectations of various investment organizations to determine whether long-term future returns are expected to differ significantly from the past.

The following weighted-average assumptions were used to determine the net periodic benefit cost for the pension plans:

	2011	2010	2009
Discount rate	**5.00%**	5.50%	7.25%
Rate of increase in compensation levels	**N/A**	N/A	N/A
Expected long-term rate of return on assets	**8.00%**	8.00%	8.25%

The following weighted-average assumptions were used to determine the net periodic benefit obligations for the pension plans:

	2011	2010
Discount rate	**4.5%**	5.0%
Rate of increase in compensation levels	**N/A**	N/A

The assumed rate of increase in compensation levels is not applicable in 2011, 2010 and 2009 as the plan was frozen in earlier years.

The asset allocation for the Company's pension plans at the end of 2011 and 2010, the Company's acceptable range and the target allocation for 2012, by asset category, follows:

	Target Allocation	Acceptable Range	Percentage of Plan Assets at Year-end	
Asset Category	2012		**2011**	2010
Equity securities	62%	50-70%	**56%**	63%
Fixed income	38%	30-50%	**43%**	35%
Cash/cash equivalents	0%	0-5%	**1%**	2%

The Company's pension plan assets are managed by outside investment managers and assets are rebalanced when the target ranges are exceeded. Pension plan assets consist principally of marketable securities including common stocks, bonds, and interest-bearing deposits. The Company's investment strategy with respect to pension assets is to achieve a total rate of return (income and capital appreciation) that is sufficient to accomplish the purpose of providing retirement benefits to all eligible and future retirees of the pension plan. The Company regularly monitors performance and compliance with investment guidelines.

FAIR VALUE OF FINANCIAL MEASUREMENTS

The fair values of the Company's defined benefit plan investments as of September 30, 2011, by asset category, are as follows:

(Dollars in millions)	Level 1	Level 2	Level 3	Total
Investments at Fair Value:				
Cash and Cash Equivalents	$ 0.5	$ —	$ —	$ 0.5
Common and Preferred Stock Funds:				
Domestic large capitalization	7.2	0.4	—	7.6
Domestic small/mid capitalization	7.0	0.5	—	7.5
International funds	7.2	0.6	—	7.8
Fixed Income Funds	0.8	24.0	—	24.8
Real Estate Investments	2.1	0.2	—	2.3
Total Investments at Fair Value	$24.8	25.7	—	50.5

For assets that are measured using quoted prices in active markets, the total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs, which have been determined to be immaterial. Assets that are measured using significant other observable inputs are primarily valued by reference to quoted prices of markets that are not active. The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying value of cash represents fair value as it consists of actual currency, and is classified as Level 1.

Common and preferred stock funds: The plans' common and preferred stock funds primarily consist of investments in listed U.S. and international company stock. The stock investments are valued using quoted prices from the various public markets. Most equity securities trade on formal exchanges, both domestic and foreign (e.g. NYSE, NASDAQ, LSE), and can be accurately described as active markets. The observable valuation inputs are unadjusted quoted prices that represent active market trades and are classified as Level 1 or Level 2.

Fixed income funds: Fixed income funds consist of investments in U.S. and foreign corporate credit, U.S. and foreign government issues (including agencies and mortgages), U.S. Treasuries, U.S. state and municipal securities and asset-backed securities. These investments are generally priced by institutional bids, which reflect estimated values based on underlying model frameworks at various dealers and vendors, or are formally listed on exchanges, where dealers exchange bid and ask offers to arrive at most executed transaction prices. These investments are classified as Level 1 or Level 2.

Real estate investments: The plan invests in U.S. real estate through indirect ownership entities, which are structured as limited partnerships or private real estate investment trusts (REITs). These real estate investments are classified as Level 1 or Level 2.

FASB ASC 825, *Financial Instruments*, establishes a three-level hierarchy for disclosure of fair value measurements, based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date, as follows:

Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

EXPECTED CASH FLOWS

Information about the expected cash flows for the pension and other postretirement benefit plans follows:

(Dollars in millions)	Pension Benefits	Other Benefits
Expected Employer Contributions — 2012	$ 7.3	0.1
Expected Benefit Payments		
2012	3.8	0.1
2013	4.3	0.1
2014	4.1	0.1
2015	4.3	—
2016	4.7	—
2017-2021	$24.9	0.3

13. Derivative Financial Instruments

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign currency exchange rates. The Company is exposed to market risk related to changes in interest rates and selectively uses derivative financial instruments, including forward contracts and swaps, to manage these risks. During 2010, the Company entered into a $60 million one-year amortizing forward interest rate swap effective October 5, 2010. This interest rate swap expired in October 2011. All derivative instruments are reported on the balance sheet at fair value. The derivative instruments are designated as a cash flow hedge and the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. Including the impact of interest rate swaps outstanding, the interest rates on approximately 50% of the Company's total borrowings were effectively fixed as of September 30, 2011. The following is a summary of the notional transaction amounts and fair values for the Company's outstanding derivative financial instruments by risk category and instrument type, as of September 30, 2011.

(Dollars in thousands)	Notional Amount	Average Rec Rate	Average Pay Rate	Fair Value
Interest rate swap	$60,000	0.22%	1.10%	$ (3)

The Company's interest rate swap and contingent consideration liabilities are presented below as of September 30, 2011:

(Dollars in millions)	Level 1	Level 2	Level 3	Total
Liabilities				
Interest rate swap	$ —	$ —	$ —	$ —
Contingent consideration	—	—	4.8	4.8

14. Other Financial Data

Items charged to operations during the years ended September 30, 2011, 2010 and 2009 included the following:

(Dollars in thousands)	**2011**	2010	2009
Salaries and wages (including fringes)	**$187,214**	160,780	153,416
Maintenance and repairs	**4,530**	3,440	3,807
Research and development (R&D) costs:			
Company-sponsored	**33,574**	32,199	31,974
Customer-sponsored	**8,527**	4,035	2,937
Total R&D	**$ 42,101**	36,234	34,911
Other engineering costs	**11,490**	13,250	14,370
Total R&D and other engineering costs	**$ 53,591**	49,484	49,281
As a % of net sales	**7.7%**	8.1%	8.0%

A reconciliation of the changes in accrued product warranty liability for the years ended September 30, 2011, 2010, and 2009 is as follows:

(Dollars in thousands)	**2011**	2010	2009
Balance as of October 1,	**$3,877**	4,370	2,788
Additions charged to expense	**3,275**	1,813	4,086
Deductions	**(3,318)**	(2,306)	(2,504)
Balance as of September 30,	**$3,834**	3,877	4,370

15. Business Segment Information

The Company is organized based on the products and services it offers. Under this organizational structure, the Company has three reporting segments: Utility Solutions Group (USG), RF Shielding and Test (Test) and Filtration/Fluid Flow (Filtration).

The USG segment's operations consist of: Aclara Power-Line Systems Inc. (Aclara PLS); Aclara RF Systems Inc. (Aclara RF); Aclara Software Inc. (Aclara Software) and Doble Engineering Company (Doble). Aclara is a proven supplier of special purpose fixed-network communications systems for electric, gas and water utilities, including hardware and software to support advanced metering applications. Aclara's STAR® Network system and TWACS® technology provide advanced radio-frequency (RF) and power-line (PLS) based fixed-network technologies proven to meet the wide-ranging data communications requirements of utilities worldwide. Aclara Software applications add value across the utility enterprise, addressing meter and energy data management, distribution planning and operations, customer service, revenue management and integration solutions. Doble provides high-end, intelligent diagnostic test solutions for the electric power delivery industry and is a leading supplier of power factor and partial discharge testing instruments used to assess the integrity of high-voltage power delivery equipment.

Test segment operations represent the EMC Group, consisting primarily of ETS-Lindgren L.P. (ETS) and Lindgren R.F. Enclosures, Inc. (Lindgren). The EMC Group is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy. The EMC Group also manufactures radio frequency (RF) shielding products and components used by manufacturers of medical equipment, communications systems, electronic products, and shielded rooms for high-security data processing and secure communication.

The Filtration segment's operations consist of: PTI Technologies Inc., VACCO Industries, Crissair, Inc. and TEQ (formerly named TekPackaging LLC). The companies within this segment design and manufacture specialty filtration products including hydraulic filter elements used in commercial aerospace applications, unique filter mechanisms used in micro-propulsion devices for satellites and custom designed filters for manned and unmanned aircraft and submarines.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1 to the Consolidated Financial Statements. The operating units within each reporting segment have been aggregated because of similar economic characteristics and meet the other aggregation criteria of FASB ASC 280.

The Company evaluates the performance of its operating units based on EBIT, which is defined as: Earnings Before Interest and Taxes. Intersegment sales and transfers are not significant. Segment assets consist primarily of customer receivables, inventories, capitalized software and fixed assets directly associated with the production processes of the segment. Segment depreciation and amortization is based upon the direct assets listed above. Information in the tables below is presented on a Continuing Operations basis and excludes Discontinued Operations.

NET SALES

(Dollars in millions)

Year ended September 30,	2011	2010	2009
Utility Solutions	**$349.6**	348.3	374.0
Test	**176.5**	138.4	138.4
Filtration	**167.6**	120.8	106.7
Consolidated totals	**$693.7**	607.5	619.1

No customers exceeded 10% of sales in 2011 or 2010. One customer (PG&E) exceeded 10% of sales in 2009 with sales of $106.2 million.

EBIT

(Dollars in millions)

Year ended September 30,	2011	2010	2009
Utility Solutions	**$ 54.3**	67.4	62.5
Test	**18.6**	12.2	14.1
Filtration	**30.8**	19.5	18.1
Reconciliation to consolidated totals (Corporate)	**(24.2)**	(25.5)	(24.1)
Consolidated EBIT	**79.5**	73.6	70.6
Less: interest expense	**(2.5)**	(3.9)	(7.4)
Earnings before income tax	**$ 77.0**	69.7	63.2

IDENTIFIABLE ASSETS

(Dollars in millions)

Year ended September 30,	2011	2010
Utility Solutions	**$ 203.6**	207.5
Test	**100.6**	80.4
Filtration	**88.6**	79.2
Corporate	**619.0**	607.2
Consolidated totals	**$1,011.8**	974.3

Corporate assets consist primarily of goodwill, deferred taxes, acquired intangible assets and cash balances.

CAPITAL EXPENDITURES

(Dollars in millions)

Year ended September 30,	2011	2010	2009
Utility Solutions	**$ 8.9**	5.3	6.2
Test	**1.5**	1.9	1.5
Filtration	**3.3**	6.2	1.6
Corporate	**—**	—	—
Consolidated totals	**$13.7**	13.4	9.3

In addition to the above amounts, the Company incurred expenditures for capitalized software of $14.2 million, $8.8 million and $5 million in 2011, 2010 and 2009, respectively.

DEPRECIATION AND AMORTIZATION

(Dollars in millions)

Year ended September 30,	2011	2010	2009
Utility Solutions	**$13.1**	12.2	20.5
Test	**2.2**	2.3	2.2
Filtration	**3.3**	2.7	2.7
Corporate	**4.9**	4.9	4.9
Consolidated totals	**$23.5**	22.1	30.3

GEOGRAPHIC INFORMATION

Net sales

(Dollars in millions)

Year ended September 30,	2011	2010	2009
United States	**$512.4**	466.1	508.4
Far East	**45.9**	54.2	48.4
Europe	**57.1**	36.7	28.2
Mexico	**38.0**	9.5	3.7
Other	**40.3**	41.0	30.4
Consolidated totals	**$693.7**	607.5	619.1

Long-lived assets

(Dollars in millions)

Year ended September 30,	2011	2010
United States	**$67.3**	66.1
Europe	**3.4**	3.1
Other	**2.4**	3.4
Consolidated totals	**$73.1**	72.6

Net sales are attributed to countries based on location of customer. Long-lived assets are attributed to countries based on location of the asset.

16. Commitments and Contingencies

At September 30, 2011, the Company had $15 million in letters of credit outstanding as guarantees of contract performance. As a normal course of business in which the Company is engaged, various claims, charges and litigation are asserted or commenced against the Company. With respect to claims and litigation asserted or commenced against the Company, it is the opinion of Management that final judgments, if any, which might be rendered against the Company are adequately reserved, covered by insurance, or are not likely to have a material adverse effect on its financial condition or results of operation.

17. Quarterly Financial Information (Unaudited)

(Dollars in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2011					
Net sales	**$159,936**	**166,748**	**176,326**	**190,701**	**693,711**
Net earnings	**10,813**	**13,227**	**13,078**	**15,383**	**52,501**
Basic earnings per share:					
Net earnings	**0.41**	**0.50**	**0.49**	**0.58**	**1.97**
Diluted earnings per share:					
Net earnings	**0.40**	**0.49**	**0.49**	**0.57**	**1.95**
Dividends declared per common share	**$ 0.08**	**0.08**	**0.08**	**0.08**	**0.32**
2010					
Net sales	$ 112,705	129,281	157,582	207,925	607,493
Net earnings	436	5,966	14,547	23,897	44,846
Basic earnings per share:					
Net earnings	0.02	0.23	0.55	0.90	1.70
Diluted earnings per share:					
Net earnings	0.02	0.22	0.55	0.89	1.68
Dividends declared per common share	$ 0.08	0.08	0.08	0.08	0.32

See Notes 2 and 3 of Notes to Consolidated Financial Statements for discussion of acquisition and divestiture activity.

During the fourth quarter of 2011, the Company recorded a $6.5 million charge related to the write-down of certain Aclara inventory which was determined to be obsolete as next generation AMI products are currently being offered for sale and a $6.6 million gain representing the revaluation of a contingent consideration liability related to a previous acquisition.

The Company's Management is responsible for the fair presentation of the Company's financial statements in accordance with accounting principles generally accepted in the United States of America, and for their integrity and accuracy. Management is confident that its financial and business processes provide accurate information on a timely basis.

Management, with the oversight of ESCO's Board of Directors, has established and maintains a strong ethical climate in which the Company's affairs are conducted. Management also has established an effective system of internal controls that provide reasonable assurance as to the integrity and accuracy of the financial statements, and responsibility for the Company's assets. KPMG LLP, the Company's independent registered public accounting firm, reports directly to the Audit and Finance Committee of the Board of Directors. The Audit and Finance Committee has established policies consistent with corporate reform laws for auditor independence. In accordance with corporate governance listing requirements of the New York Stock Exchange:

- A majority of Board members are independent of the Company and its Management.
- All members of the key Board committees — the Audit and Finance, the Human Resources and Compensation and the Nominating and Corporate Governance Committees — are independent.
- The independent members of the Board meet regularly without the presence of Management.
- The Company has a clear code of ethics and a conflict of interest policy to ensure that key corporate decisions are made by individuals who do not have a financial interest in the outcome, separate from their interest as Company officials.
- The charters of the Board committees clearly establish their respective roles and responsibilities.
- The Company has a Corporate Ethics Committee, ethics officers at each operating location and an ombudsman hot line available to all domestic employees and all foreign employees have local ethics officers and access to the Company's ombudsman.

The Company has a strong financial team, from its executive leadership to each of its individual contributors. Management monitors compliance with its financial policies and practices over critical areas including internal controls, financial accounting and reporting, accountability, and safeguarding of its corporate assets. The internal audit control function maintains oversight over the key areas of the business and financial processes and controls, and reports directly to the Audit and Finance Committee. Additionally, all employees are required to adhere to the ESCO Code of Business Conduct and Ethics, which is monitored by the Corporate Ethics Committee.

Management is dedicated to ensuring that the standards of financial accounting and reporting that are established are maintained. The Company's culture demands integrity and a commitment to strong internal practices and policies.

The Consolidated Financial Statements have been audited by KPMG LLP, whose report is included herein.



Victor L. Richey
Chairman, Chief Executive Officer, and President



Gary E. Muenster
Executive Vice President, and Chief Financial Officer

The Company's Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Because of its inherent limitations, any system of internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements due to the possibility that a control can be circumvented or overridden or that misstatements due to error or fraud may occur that are not detected. Also, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2011, using criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of September 30, 2011, based on these criteria.

Our internal control over financial reporting as of September 30, 2011, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.



Victor L. Richey
Chairman, Chief Executive Officer, and President



Gary E. Muenster
Executive Vice President, and Chief Financial Officer

The Board of Directors and Shareholders
ESCO Technologies Inc.:

We have audited the accompanying Consolidated Balance Sheets of ESCO Technologies Inc. and subsidiaries as of September 30, 2011, and 2010, and the related Consolidated Statements of Operations, Shareholders' Equity, and Cash Flows for each of the years in the three-year period ended September 30, 2011. We also have audited ESCO Technologies Inc.'s internal control over financial reporting as of September 30, 2011, based on criteria established in *Internal Control — Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ESCO Technologies Inc.'s Management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting.* Our responsibility is to express an opinion on these consolidated financial statements and an opinion on ESCO Technologies Inc.'s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Consolidated Financial Statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by Management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of Management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of ESCO Technologies Inc. and subsidiaries as of September 30, 2011, and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, ESCO Technologies Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on criteria established in *Internal Control — Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

St. Louis, Missouri
November 29, 2011

FIVE-YEAR FINANCIAL SUMMARY

(Dollars in millions, except per share amounts)	2011	2010	2009	2008	2007
For years ended September 30:					
Net sales	**$693.7**	607.5	619.1	613.6	437.4
Net earnings from continuing operations	**52.5**	44.8	49.3	47.6	30.8
Net earnings (loss) from discontinued operations	**—**	—	0.1	(0.9)	2.9
Net earnings	**52.5**	44.8	49.4	46.7	33.7
Earnings (loss) per share:					
Basic:					
Continuing operations	**$1.97**	1.70	1.88	1.84	1.19
Discontinued operations	**—**	—	—	(0.04)	0.11
Net earnings	**$1.97**	1.70	1.88	1.80	1.30
Diluted:					
Continuing operations	**$1.95**	1.68	1.86	1.81	1.17
Discontinued operations	**—**	—	—	(0.03)	0.11
Net earnings	**$1.95**	1.68	1.86	1.78	1.28
As of September 30:					
Working capital from continuing operations	**122.5**	109.4	116.2	100.6	118.2
Total assets	**1,011.8**	974.3	923.7	928.1	576.1
Total debt	**125.0**	154.0	180.5	233.7	—
Shareholders' equity	**600.7**	556.0	517.3	468.2	415.5
Cash dividends declared per common share	**$0.32**	0.32	—	—	—

See Notes 2 and 3 of Notes to Consolidated Financial Statements for discussion of acquisition and divestiture activity.

In 2008, the Company acquired Doble Engineering Company for a purchase price of approximately $328 million, net of cash acquired.

COMMON STOCK MARKET PRICE

ESCO's common stock is listed on the New York Stock Exchange under the symbol "ESE." The following table summarizes the high and low prices of the common stock for each quarter of fiscal 2011 and 2010.

	2011		2010	
Quarter	**High**	**Low**	High	Low
First	**$38.83**	**31.54**	$42.24	31.20
Second	**40.53**	**35.00**	36.89	29.90
Third	**38.14**	**33.40**	33.78	24.76
Fourth	**38.04**	**25.50**	34.85	24.55

Performance Graph

The adjacent graph presents a comparison of the cumulative total shareholder return on the Company's common stock as measured against the Russell 2000 Index and a peer group (the "2011 Peer Group"). The Company is not a component of the 2011 Peer Group, but it is a component of the Russell 2000 Index. The measurement period begins on September 30, 2006 and measures at each September 30 thereafter. These figures assume that all dividends, if any, paid over the measurement period were reinvested, and the starting value of each index and the investments in the Company's common stock were $100 at the close of trading on September 30, 2006.


ESCO Technologies Inc.
Russell 2000 Index
2011 Peer Group
140
120
100
80
60
9/06
9/07
9/08
9/09
9/10
9/11

	9/06	9/07	9/08	9/09	9/10	9/11
ESCO Technologies Inc.	**100.00**	**72.20**	**104.63**	**85.58**	**72.81**	**56.32**
Russell 2000 Index	100.00	112.34	96.07	86.90	98.50	95.02
2011 Peer Group	100.00	123.25	108.98	91.58	113.07	106.20

The 2011 Peer Group is the same peer group included in the performance graph in last year's Annual Report designated the "2010 Peer Group". The 2011 Peer Group is comprised of eight companies that correspond to the Company's three industry segments as follows: Utility Solutions Group segment (50% of the Company's 2011 total revenue) — Badger Meter Inc., Itron Inc., Comverge, Inc., Echelon Corporation and Roper Industries Inc.; Test segment (26% of the Company's 2011 total revenue) — LeCroy Corporation; and Filtration/Fluid Flow segment (24% of the Company's 2011 total revenue) — Pall Corporation and Clarcor Inc.

In calculating the composite return of the 2011 Peer Group, the return of each company comprising the 2011 Peer Group is weighted by (a) its market capitalization in relation to the other companies in its corresponding Company industry segment, and (b) the percentage of the Company's 2011 total revenue represented by its corresponding Company industry segment.

SHAREHOLDERS' ANNUAL MEETING

The Annual Meeting of the Shareholders of ESCO Technologies Inc. will be held at 9:30 a.m. Thursday, February 2, 2012, at the headquarters of ETS-Lindgren L.P., 1301 Arrow Point Drive, Cedar Park, Texas 78613-6936, a subsidiary of the Company. You may access this Annual Report as well as the Notice of the meeting and the Proxy Statement on the Company's Annual Meeting web site at http://www.cfpproxy.com/5157.

CERTIFICATIONS

Pursuant to New York Stock Exchange (NYSE) requirements, the Company submitted to the NYSE the annual certifications, dated February 24, 2011 and February 19, 2010, by the Company's chief executive officer that he was not aware of any violations by the Company of NYSE's corporate governance listing standards. In addition, the Company filed with the Securities and Exchange Commission the certifications by the Company's chief executive officer and chief financial officer required under Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to the Company's Forms 10-K for its fiscal years ended September 30, 2011 and September 30, 2010.

10-K REPORT

A copy of the Company's 2011 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge. Direct your written request to Kate Lowrey, Director of Investor Relations, ESCO Technologies Inc., 9900A Clayton Road, St. Louis, Missouri 63124.

The Form 10-K is also available on the Company's web site at www.escotechnologies.com.

INVESTOR RELATIONS

Additional investor-related information may be obtained by contacting the Director of Investor Relations at (314) 213-7277 or toll free at (888) 622-3726. Information is also available through the Company's web site at www.escotechnologies.com or via e-mail to klowrey@escotechnologies.com.

TRANSFER AGENT AND REGISTRAR

Shareholder inquiries concerning lost certificates, transfer of shares or address changes should be directed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
1 (800) 368-5948
E-mail: info@rtco.com

CAPITAL STOCK INFORMATION

ESCO Technologies Inc. common stock shares (symbol ESE) are listed on the New York Stock Exchange. There were approximately 2,370 holders of record of shares of common stock at November 16, 2011.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
10 South Broadway, Suite 900
St. Louis, Missouri 63102

MANAGEMENT AND BOARD OF DIRECTORS

EXECUTIVE OFFICERS

Victor L. Richey
Chairman, Chief Executive Officer, & President

Gary E. Muenster
Executive Vice President & Chief Financial Officer

Alyson S. Barclay
Senior Vice President, Secretary & General Counsel

CORPORATE STAFF

Deborah J. Boniske
Vice President
Human Resources

Mark S. Dunger
Vice President
Planning & Development

Richard A. Garretson
Vice President
Tax

Charles J. Kretschmer
Vice President

Matthew J. Mainer
Vice President & Treasurer

Michele A. Marren
Vice President & Corporate Controller

OPERATING EXECUTIVES

Bruce E. Butler
President
ETS-Lindgren LP

Sam R. Chapetta
Filtration Group Vice President & President
PTI Technologies Inc.

William M. Giacone
Senior Vice President & General Manager, Americas
ETS-Lindgren LP

Antonio E. Gonzalez
President
VACCO Industries

Brad Kitterman
President
Aclara

Randall K. Loga
President
TekPackaging LLC

Bryan Sayler
Senior Vice President, Test Solutions
ETS-Lindgren LP

David B. Zabetakis
President
Doble Engineering Company

BOARD OF DIRECTORS

James M. McConnell [2,4]
Retired President & Chief Executive Officer
Instron Corp.

Gary E. Muenster
Executive Vice President & Chief Financial Officer

Victor L. Richey [1]
Chairman, Chief Executive Officer, & President

Larry W. Solley [3,4]
Retired Executive Vice President
Emerson Electric Co.

James M. Stolze [2]
Retired Vice President & Chief Financial Officer
Stereotaxis, Inc.

Donald C. Trauscht [1,2,3,4]
(Lead Director)
Chairman
BW Capital Corp.

James D. Woods [3]
Chairman Emeritus & Retired Chief Executive Officer
Baker Hughes Inc.

Committee Membership

1 Executive Committee
2 Audit and Finance Committee
3 Human Resources and Compensation Committee
4 Nominating and Corporate Governance Committee

Design: Wandling & Associates Inc., St. Louis, MO www.wandlinginc.com

This annual report is printed with soy-based process inks on recycled paper with 10% post-consumer waste.


ESCO
TECHNOLOGIES

ESCO Technologies Inc.
9900A Clayton Road
St. Louis, MO 63124
www.escotechnologies.com